ARLS
P.E. 12/31/01

GABELLI
ASSET MANAGEMENT INC.

the first *twenty five years* the next
research-driven growth

2001 ANNUAL REPORT

Creating Wealth Through Research

Mission Statement

To earn a superior return for our clients by providing value added products using fundamental research.

By earning returns for our clients, we will be earning returns for all our stakeholders:

- Our Shareholders
- Our Professional Staff


GABELLI
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580

(Y)our New home, same phone, same address, same Philosophy.

Growth Drivers

Financial Highlights

(in thousands except assets under management and per share data)

	December 31,									
	Pre IPO								Δ	CAGR[a]
	1994	1995	1996	1997	1998	1999	2000	2001	2001/2000	1994/2001
Assets under management (in millions, at period end)	$ 7,983	$ 9,279	$ 9,525	$ 13,297	$ 16,300	$ 21,934	$ 23,551	$ 24,761	5%	17.6%
Income Statement Data [b]:										
Revenues	$81,445	$89,310	$ 98,168	$105,276	$138,187	$176,262	$233,918	$224,414	(4)	15.6
Operating profit	31,465	33,242	40,015	43,115	59,215	75,508	100,210	104,773	5	18.8
Net income	14,222	16,391	18,182	21,323	28,695	45,694[c]	57,995	61,098	5	23.2
Net income per share - *diluted*	$ 0.59	$ 0.68	$ 0.76	$ 0.89	$ 1.20	$ 1.53[c]	$ 1.94	$ 2.03	5	19.3
Year end shares outstanding	24,000	24,000	24,000	24,000	24,000	29,699	29,519	29,828		

(a) CAGR – Compound annual growth rate.
(b) Based on adjusted historical financial information.
(c) Before $1.03 per share non-recurring charge.


Assets Under Management
CAGR: 18%
$8.0
$9.3
$9.5
$13.3
$16.3
$21.9
$23.6
$24.8
1994
1995
1996
1997
1998
1999
2000
2001
$ in billions.


Revenues
CAGR: 16%
$81.4
$89.3
$98.2
$105.3
$138.2
$176.3
$233.9
$224.4
1994
1995
1996
1997
1998
1999
2000
2001
$ in millions.


Operating Income
CAGR: 19%
$31.5
$33.2
$40.0
$43.1
$59.2
$75.5
$100.2
$104.8
1994
1995
1996
1997
1998
1999
2000
2001
$ in millions.


EPS Growth
CAGR: 19%
$0.59
$0.68
$0.76
$0.89
$1.20
$1.53
$1.94
$2.03
1994
1995
1996
1997
1998
1999
2000
2001

Note: CAGR = 1994 - 2001.

the first *twenty five years* the next
research-driven growth

Chairman's Letter

Fellow Shareholders:

President Franklin Delano Roosevelt called December 7, 1941, the day the Japanese bombed Pearl Harbor, "a date which will live in infamy". Indeed, the surprise attack on that historic day reshaped the lives of all Americans. September 11, 2001, a day of unparalleled horror and tragedy, will have the same far-reaching impact on our lives. But, in its aftermath, we see America at its best. We salute our new American heroes: police officers, firefighters, rescue workers, and our armed forces waging the battle against terrorism overseas. We also praise "the average American" who, while not wearing a uniform, has displayed the strength of character, determination, and courage to stand up to this assault on our way of life. Finally, we mourn the loss of all who perished that day, many of whom were colleagues in New York's close knit financial services community. We will carry on in their places, doing our very best to ensure the entrepreneurial capitalism and the free-market financial system that supports it continues to prosper.

The fabric of America was torn on that fateful September day last year and in some respects it was the worst of times in decades. However, the American spirit, government and economy have demonstrated extraordinary resilience, and from this perspective it is also the best of times.

Mission Statement

As we enter our second quarter century of providing investment judgment and service, our mission statement remains the same as stated at our firm's inception twenty-five years ago.

– Our enterprise was founded on the principle that producing superior research driven, risk-adjusted returns for our clients also creates shareholder wealth by growing the firm's intrinsic value.

– Our form is corporate, yet we view our business as a partnership of experienced and dedicated professionals. When we grow our clients' assets and create shareholder value, all our partners benefit.

A Century of Investing

Compound Annual Rates of Return

	Large Stocks	Small Stocks	Bonds	Bills	Inflation
01	-11.9%	2.5%	3.6%	4.1%	2.0%
00	-9.1	-3.6	21.5	5.9	3.4
90's	18.2	15.1	8.8	4.9	2.9
80's	17.5	15.8	12.6	8.9	5.1
70's	5.9	11.5	5.5	6.3	7.4
60's	7.8	15.5	1.4	3.9	2.5
50's	19.4	16.9	- 0.1	1.9	2.2
40's	9.2	20.7	3.2	0.4	5.4
30's	0.0	1.4	4.9	0.6	- 2.0
1926-2001	10.7%	12.4%	5.9 %	3.8%	3.1%

– Our objective of generating client and shareholder wealth requires a relentless commitment to excellence in all aspects of our business. It is this characteristic that distinguishes our organization within the financial services industry.

Share Price Reflects Value

After doubling in 2000, we are pleased that our stock again fared better than the overall market as measured by the S&P 500 Composite. GBL (NYSE) started 2001 at a price of $33.19 per share and increased 30.2% to $43.20 per share at year end. We did not execute some aspects of our 2001 business plan to our satisfaction and, as a result, the intrinsic value of our company did not match the annual target of our long-term goal. However, our public share price did rise to reflect the underlying value that we believe is inherent in our operation. Going forward, to maintain a rising stock price, we need to increase the incremental value of our enterprise each year by continuing to focus on growing assets under management (AUM), operating profits, and earnings per share, while controlling costs.

Growth Drivers

- *AUM* – we ended 2001 with record total assets under management of $24.8 billion, up 5% from $23.6 billion at the end of 2000.
  - GAMCO, our institutional and high net worth individual separate accounts business closed the year with $12.2 billion in assets; Mutual Funds with $12 billion; and Alternative Investments, our hedge fund partnership business, was at a record level.

- *ASSET INFLOWS* – despite a hostile equity market, net cash flows into our equity products totaled a record $2.6 billion for 2001 and $2.7 billion including fixed income.
  - GAMCO added $1.4 billion of new assets; Mutual Funds added $1.2 billion with $600 million going into open-end equity funds; and Alternative Investments gathered a record amount.

- *EARNINGS* – increased 5% to a record $2.03 per share versus a $1.94 per share earned in 2000. A 4.6% increase in operating earnings to $104.8 million was accomplished by aggressive cost containment.

- *PERFORMANCE* – portfolios that were invested in our traditional GAMCO value style gained 2.6% in 2001 versus a decline of 11.9% in the S&P 500 Composite, bringing GAMCO's twenty five year compound annual return to 20% compared to 14% for the S&P 500.
  - Fifteen Gabelli mutual funds have earned Morningstar Inc.'s overall performance ranking of "four stars" or better.

- *PRODUCT DIVERSIFICATION* – our business is well balanced. We currently offer a wide spectrum of investment products and strategies, including U.S. equities, global and international equities, convertible securities, U.S. balanced and alternative partnerships. Our equity products include value, growth, large cap and small cap portfolios.

- *FINANCIAL* – both Standard & Poor's and Moody's have designated our corporate credit rating as "investment grade".
  - On August 13, 2001, we issued a $100 million bond, convertible into our stock at $53, to Cascade Investment. As of this writing, including the $90 million mandatory convertible notes we sold in February, 2002 our balance sheet consists of cash equivalents of $501 million and a book value of $385 million.

Our World

The capitalization of the global equities market dropped to $26 trillion at year-end 2001, with U.S. stocks comprising approximately 50% of the total. This was down from the $31 trillion at the end of 2000 and $35 trillion at the end of 1999. The global equity market was just $1.6 trillion at the time we started our firm in 1977. The compound annual growth rate through 2001 has been over 12.4 %. Equity returns in the U.S. market over the next decade are likely to match earnings growth which we expect to be 6% - 8%. A good backdrop for our style of investing.


Our World
World Equity Markets
$26.5 Trillion
12.4%
CAGR
$1.6 Trillion
1977
2001

Looking forward, individuals and institutions will likely seek out value-added investment management organizations such as ours. The belief that capitalism is the best way to allocate resources to "new economies" from "old economies," coupled with aging populations in the developed countries and the increased acceptance (and need) of self reliance in managing for one's retirement, points to a growing awareness and potential demand for the performance and service that Gabelli offers.

Our Vision – Share it with us

We believe we can continue to create significant shareholder value by intensely focusing on the research process and by leveraging our brand name, performance and investment expertise to create new products and enter new markets. We have added to our investment team in order to better find values and growth in the global marketplace. We are bolstering our service capabilities with the goal of enhancing our already strong position in many of the markets we serve. We look forward to the challenge of working with our clients to navigate an increasingly complex financial marketplace.

Sincerely,

Mario J. Gabelli

Mario J. Gabelli
Chairman

I N V E S T

Gabelli Asset Managemen[t]
– 25 years –

Judgement

One Corporate Center
Rye, NY 10580-1422
Tel. (914) 921-5000
Fax (914) 921-5060
http://www.gabelli.com
gamcoinfo@gabelli.com

Gabelli Asset Management Company

January 2002

To Our Valued Clients,

Clearly, 2001 can be best described as a year of walking through mud. In the first three quarters, investors faced the challenges of the three "bubbles" - the NASDAQ bubble, the capital spending bubble and the dollar bubble. Our portfolios were positioned to avoid these bursting bubbles and to take advantage of a consumer-led economic recovery based on anticipated tax reform, lower interest rates and lower energy prices.

Then – 9/11...

For the second year in a row, we encountered a challenging market for stocks. Despite substantially trouncing the returns of mindless indexing, we fell short of attaining our goal of generating a return of ten percent plus inflation. From inception in 1977 through year-end 2001, GAMCO has provided 19.9% average annualized returns compared to the S&P 500's 14.7% annualized gains. We are proud of this performance track record, and we are dedicated to building on our success in the new year – our 25th Anniversary. Of equal or greater importance, your assets were exposed to less business risk and to less market risk, (volatility and referred to as beta by quantitatively-oriented market observers).

The Year In Review

Obviously, to reflect on the market in 2001, we have to view it in two perspectives. Pre- September 11, we had a period in which there were a number of elements that we were struggling with on the economic front. These were the collapsing NASDAQ bubble and its impact on consumer spending; the aftermath of the capital spending ... ding and the ... Greenspan ... onsumer led ... wn, but the ... ike some of ... er 20, 1987 ... prices would ... s in the low ... ngs for U.S. ... 5% in 2001 ... s were much

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5000
Fax (914) 921-5060
www.gabelli.com

Gabelli Asset Management Company

September 13, 2001

To Our Clients and Friends

We thank you for your concern for all of us. We mourn the loss of many friends and colleagues who have perished in Tuesday's tragedy. Our sympathies go out to their families and loved ones. We pray for all that have suffered from this monstrous attack.

We stand resolved.

Rest assured, we are working diligently to address the dynamics that are unfolding. Clearly, this is a u... in our history – yet we have been through this before. We were there in the 1987 crash. We were there... invaded Kuwait. We were there when Long Term Capital nearly brought down the financial syste... weather this tragedy as we have the crises before.

Make no mistake, investors psychology has shifted from a period of concern about a slowdown in... nomic activity to one of how deep the recession could be as the consumer stands frozen in the wak... like a deer in headlight's high-beams.

When the U.S. stock market re-opens, we can anticipate a normal speculative tumble. It is pruder... some investors will react to uncertainty by raising cash. However, we have no evidence that th... will have any long-term negative impact on our stock market.

As in previous times of crisis, concerted action by political leaders, liquidity provided by the Fe... a return to normalcy on the part of the consumer should provide support for stock prices durin... months. We see the need for the government to move aggressively to provide a sizable economi... ment tax credits for capital expenditures, capital gains tax cuts and the end of a lock-box for s...

Let's look at these factors. President Bush will certainly have bipartisan support for both st... my and combating terrorism. In short, the President now has an agenda. The Federal Res... uidity in the U.S. and will also work with central banks around the world to maintain stabi... equity markets. The consumer is the wild card. The knee-jerk reaction is to expect cons... retrench. But history shows that over time confidence gets restored. Airports and shoppin... ed again, and there is a lot of cash on the sidelines ($2 trillion by some estimates) that w... investors see an increase in consumer confidence.

So we will be prepared, spreadsheets in hand, as our stock market re-opens. As we see barg... of our clients- that's what we did in October of 1987 and it is what we have done every d...

655 Third Avenue, New York, NY 10017
Tel. (212) 972-2350

GAMCO Investors, Inc.

October 20,1987

To Our GAMCO Clients:

We have shared with you our comments about the market at our May Annual Meetings as well as in our year-end letters. As we write to you, the markets are being hit by sharp declines. We have most, but not all, of the issues in focus. Nonetheless, we thought we should touch base with you now.

8.1 On The Richter Scale

The market has been hit by the equivalent of a major earthquake. We anticipated a decline but not with the quickness, volume, or devastation of this downturn. We now await the aftershock. The stock market is currently undergoing what we believe is a classic "down leg" in a previous bull market. As equity investors, we have witnessed sharp declines in 1961-1962; following the assassination of President Kennedy in November 1963; during the break in 1969-1970; the 1973-1974 debacle; and most recently after Volker's so called "Saturday Night Massacre'' in October 1979. This one is the most severe. There is no single event we are able to point to which triggered this broadbased decline. Rather, and simply stated, the U.S. equity market is responding to both its own overvaluation and to the earlier erosion in the bond market. For example, stocks were up 35% through mid-August, while bonds were down 20%. We might also add a dose of rising frustration with the Administration's perceived inability to govern.

From a technical viewpoint, we have maintained that the U.S. equity market will exhibit increased volatility and instability, partly because stocks are likely to return to historical trading patterns and partly because the new, financial instruments and widespread use of computerized trading techniques exacerbate trends and are not yet fully understood.

Having said the above, we must again reaffirm to you the basics to our fundamental approach: we are stock pickers, not market forecasters... yet, we do not function in a vacuum. We are conscious of broad market trends to the extent that they impact our stocks.

*Full text for these letters are available at **www.gabelli.com**.*

W I T H U S

Service

g & p

Gabelli & Partners

Alternative Investment Management

ANNUAL PARTNER DINNER

■ ■ ■

JUNE 13, 2001

Gabelli & Partners

request the pleasure of your company to

The Annual Gabelli Alternatives Client Meeting

on
Thursday 20th September 2001, 12:30pm – 2:30pm
at
The Carlton Club
69 St. James's Street, London SW1

A discussion with Mario Gabelli and the Gabelli Hedge Fund team
"Valuations and Volatility" part 2

RSVP
Joy Gardner
Tel: +44 (0) 20 7225 7928
Fax: +44 (0) 20 7225 7921
jgardner@gabelli.co.uk
RSVP as soon as practical as seating is limited

Gabelli Asset Management Company

kindly requests the pleasure of your company

to celebrate their

Twenty-Fifth Anniversary

at

The Temple of Dendur

The Metropolitan Museum of Art

Thursday, the sixteenth of May

Two thousand two

Cocktails at seven o'clock — *Black tie*
Dinner at eight o'clock — *Rsvp 914-921-5004*

Eighty-second Street and Fifth Avenue

Mutual

We ended 2001 with $10.2 billion in equity mutual fund assets under management. Our broad product lines of Growth, Value, Contrarian, Merger and Arbitrage, Global and Money Market Funds and our expanding distribution channels helped us to gather $1.2 billion in mutual funds assets, including $600 million in open-end equity assets placing us in the top 5% of all mutual fund advisers. Our closed-end funds added $300 million through a rights offering and a preferred stock offering and we added $300 million in money market assets.


Gabelli Funds
Equity Fund Assets by Year
$7.2
$10.4
$10.7
$10.2
1998
1999
2000
2001
Open End
Closed End

We are pleased to have a great team of portfolio managers who are dedicated to the goal of earning a superior risk-adjusted return for our funds' shareholders over the long term. They constantly search for outstanding companies meeting specific investment criteria. This consistent approach has been a trademark of our firm and has allowed us to grow during difficult market conditions.


Gabelli Funds
Cash Flow – Equity Funds
$800
$900
$1,600
$600
1998
1999
2000
2001

Highly Rated Funds

More than 97% of our asset base are in funds rated 5, 4 and 3 stars by Morningstar and 58% of our assets are in 5 and 4 star rated funds. We have noted that most of the industry's cash flow is moving into highly rated funds. This year we continued to increase our market share of assets and cash flow as we attracted nearly 2% of the industry's equity fund cash flow. Additionally our funds with strong absolute returns last year, such as ABC, Mighty Mites℠, Gold and Realty funds have received greater media and investor attention. Our Asset, Value and Mighty Mites℠ funds were designated as "Best in Class" by *Mutual Funds Magazine*.


Superior Performance – Mutual Funds
Five and Four Star Funds at 12/31/01
Asset
Value
GW Mighty Mites
Global Telecom
Global Opportunity
Int'l Growth
Small Cap Growth
Equity Income
ABC
GW Equity
GW Balanced
GW Realty

Distribution

In addition to our traditional direct marketing activities, most of our funds are accessible in fee based accounts through national full service broker dealers such as Merrill Lynch, Salomon Smith Barney, Prudential Securities, UBS Paine Webber, Bear Stearns, A. G. Edwards, as well as nationally recognized discount brokerage firms like Charles Schwab, Fidelity Investments and T.D. Waterhouse. Financial advisers, a growing segment of the intermediary market, use the discount broker platforms to access mutual funds in No Transaction Fee (NTF) programs. Depending on how these firms' clients prefer to pay for service and advice, either in their fee-based programs, in NTF programs or on an individual transaction basis through the use of our Multi-class shares, our funds are positioned to be offered on multiple platforms at these firms.


Mutual Funds
Market Share – Net Asset Inflows
0.65%
0.48%
0.61%
1.87%
1998
1999
2000
2001

Funds

Customer Service

Our attention to the needs of our direct shareholder base is evidenced by our recently reformatted consolidated account statements. Our investor relations desk is accessible through 1-800-GABELLI and is staffed by individuals who are available to guide investors to the funds that best meet their specific objectives.

The Internet

The Internet will continue to remain a growing source of access to our firm. Our website at ***www.gabelli.com*** includes a wide range of topics covering all aspects of Gabelli Asset Management and provides unique services to our mutual fund investors, e.g. weekly Chats with Portfolio Managers; an historical database of mutual fund prices; performance calculations between any two selected dates; the "Live Rep" feature, which allows investors to communicate with our investor relations staff on a "real time" basis; online transactions; and email notification of special events. Financial Advisors can access specific information that meets the needs of this important distribution segment of our business.


GABELLI
ASSET MANAGEMENT INC.
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25 Years
Research Driven Growth

Historical Overview

Our First Decade

1976
Gabelli & Company, Inc. formed as an institutional research broker-dealer.

1977
GAMCO Investors formed as an institutional asset management business.

Gabelli & Company, Inc. issues its first "Asset Play" - Cowles Communications Asset Play #1.

1978
Gabelli & Company, Inc. hosts its' first Institutional Conference: the "Annual Automotive Aftermarket Symposium."

1979
Gabelli & Company, Inc. picks Lin Broadcasting as its Stock Pick of the 1980's.

1980
Mario J. Gabelli first appears on BARRON's Roundtable.

1982
Assets under management exceed $100 million.

In May, Gabelli & Company, Inc. co-manages its first underwriting, the IPO of General Magnaplate Corporation.

Mario J. Gabelli first appears on Wall $treet Week With Louis Rukeyser.

1984
Gabelli & Company, Inc. raises capital through a private placement offering of securities to establish alternative investment funds; arbitrage, private investment and venture capital funds.

GAMCO is ranked #1 money manager in the U.S. by CDA.

1985
Established Gabelli Associates Fund, a non-market correlated arbitrage fund. Gabelli-Rosenthal, an LBO Investment Partnership is launched in July.

Our first decade ends with $900 million in assets under management.

Separate Accounts

Gabelli Asset Management Company (GAMCO)

For 2001, GAMCO's actively managed, value-oriented portfolios produced its 22nd up year in the firm's 24 years of performance history. We increased assets under management in our equity portfolios by 14% last year to $11.5 billion during one of the most difficult periods in stock market history. At year end, the number of client accounts – institutional (including sub-advisory) and high net worth - exceeded 1,700, led by a 12% increase in high net worth individual relationships. According to an industry survey, during 2001 the number of "affluent" households with assets above $5 million declined 10% to 480,000; the $1 to $5 million category dropped 5% to 6 million units; and the $500,000 to $1 million bracket plunged 28% to 9.6 million households. We are pleased that our value-oriented wealth management portfolios not only preserved our client's capital during a turbulent 2001, but increased it as well.

Record Asset Inflows

High net worth individuals and institutional accounts were strong contributors to record net capital inflows into our equity portfolios of $1.6 billion in 2001. However, our fast growing sub-advisory segment was the single largest client category, generating over one half of the new money for GAMCO. We entered into our first sub-advisory relationship in 1987 when Global Asset Management (now part of UBS) recognized our firm's strong investment expertise by engaging us to manage a fund for non-U.S. investors. Since that time, we have welcomed the opportunity to extend our global, value, and large cap growth product distribution through many great firms including – Enterprise, Aegon/Transamerica, MainStay and American Skandia. At year-end 2001, GAMCO had over 20 sub-advisory client accounts and, during the first quarter of 2002, a new partnership with American Express was launched.

New Business in Public and Union Sectors

In 2001, GAMCO went public – that is, we successfully participated in investment manager searches by public sector funds. The results were gratifying. It is often assumed that competitive bidding forces financial service providers to cut fees to gain new business. However, our firm's proven expertise in the small and mid-cap arena enabled GAMCO to hold the line on fees, gather substantial pools of assets and take market share in an area where we had limited prior exposure. This was also true in the jointly trusteed, or union, market. GAMCO continues to actively seek new opportunities in these markets and to broaden its participation across all product categories.

Growth in Separate Account Management

For the industry overall, separate accounts are projected to grow over 20% per year through 2005. This estimate is based on the underlying advantages of portfolios with risk/return profiles customized to meet the specific needs of taxable individual investors. Morningstar will begin to rank separate account managers with a system similar to its well-known mutual fund categories and star rankings. We applaud their efforts and look forward to expanding our firm's share of an industry that is moving in the direction of GAMCO's strengths. GAMCO's long-term, buy-hold investment approach is geared to the individual investor and its scalable portfolio and administrative systems are equipped to handle multiples of our existing account base. There is significant room for growth across all our product categories and we expect to increase our assets under management at a rate above the industry average.

High Net Worth

Twenty-fifth Anniversary

To mark the 25th Anniversary of Gabelli Asset Management Inc., we are delighted to return to the Temple of Dendur at New York's Metropolitan Museum of Art on Thursday, May 16th. On the following day, we will host GAMCO's 17th annual Research and Review seminar. Interested participants are welcome to patch into the webcast on Friday, May 17th by logging onto the Gabelli website at www.gabelli.com.

We look forward to the next quarter century with the same energy and commitment that took our firm from $100,000 to $25 billion in assets under management over the past 25 years and thank all of those involved for their support and dedication to GAMCO's continuing success.



Douglas R. Jamieson

Chief Operating Officer of GAMCO Investors, Inc., joined Gabelli in March of 1981 while pursuing his MBA in Finance & Accounting at Columbia Business School. Doug is originally from Delaware, lived extensively overseas before attending Bucknell University where he earned a BA in Economics and International Relations.

Our Core Competence

Superior Performance

Institutional Record

	Gabelli	S&P 500	Russell 2000*	CPI + 10
Number of up Years	22	20	17	
Number of Down Years	2	4	6	
Years Beat Benchmark		16	17	17
Total Return (CAGR)	19.9%	14.7%		14.5%
Beta	0.85			

**Russell 2000 Index formulated in 1979.*


$80 million
GAMCO
$1 million
$36.8 million
S&P 500
1977
1980
1990
2001
CPI+10
GAMCO
Russell 2000*
S&P 500

High Net Worth

	1998	1999	2000	2001
Clients	839	1,035	1,279	1,433
Assets	$2,134	$3,002	$3,017	$3,120

$ in millions.

Our Second Decade

1986
On March 3, 1986, our first mutual fund, the no-load Gabelli Asset Fund is launched.

Gabelli Equity Trust, our first closed-end fund, is offered in August, breaking the record as the largest closed-end fund.

GAMCO Investors, Inc. hosts its First Annual Client Conference in Rye, New York.

1987
Gabelli Growth Fund, our second no-load fund is started.

GAMCO Investors, Inc. is presented the Honeywell Pension Investment Award for compounding assets at 38% over the first five years of stewardship.

1988
First West Coast relationship center opens.

1989
Shearson Lehman Hutton Inc. helps raise over $1.1 billion for the Gabelli Value Fund - our first load fund.

Conoco Master Trust awards GAMCO for its unique Private Market Value approach.

Gabelli Associates Limited, our first offshore fund, is launched.

1990
GAMCO inducts the inaugural members into its Management Hall of Fame at the United Nations in NY.

1991
Corporate Headquarters relocated to Rye, New York.

Gabelli Equity Trust completes first of four Rights Offerings and raises $63 million.

1993
Gabelli sponsors the Roger Murray Lecture series in Value Investing at the MT&R in NYC.

Gabelli Funds introduces the Global Series of Mutual Funds.

1994
Gabelli Global Multimedia Trust is formed through a spin-off of $64.5 million of assets from Gabelli Equity Trust.Forms new investment advisor to the Gabelli Westwood Family of Funds in October. Assets in Gabelli Westwood grow from $30 million to nearly $400 million in 4 years.

Gabelli & Partners

Gabelli & Partners (Alternative Investment Portfolios)

We have been managing absolute return portfolios since 1977. The Alternative Investment Group, Gabelli & Partners, is a specialized investment division within Gabelli positioned to utilize the full resources of the organization, while maintaining entrepreneurial independence and flexibility.

Our goals are simple; in earning returns for our clients, we will earn returns for ourselves, and for the shareholders of GBL. Our method is focused; we are research-driven fundamental investors and follow the value investing principles articulated by Graham and Dodd in 1934. Our methodology encompasses the broad spectrum of "PMV with a catalyst" investing, which includes arbitrage, special situations and long/short tactics. Our strategies implement this "Gabelli" event driven value approach globally, primarily in the U.S., European, and Japanese markets.


FINANCIAL TIMES

An alternative path to growth

In the alternative investment marketplace, we manage assets through partnerships, funds and separate accounts. Since our IPO in 1999, our assets have grown nearly 300% and our number of clients has increased over 200%. In addition, our client asset mix has become more strategically balanced. We have grown from predominantly a U.S. high net worth client asset base to a blended U.S. and international high net worth and institutional mix. Institutional assets represent more than 60% of assets under management at year-end. We expect these trends to continue, yet remain cautious in our growth expectations. Nevertheless, product demand should continue as investors' asset preservation requirements increase.

The hedge fund industry has grown in a fashion similar to the mutual fund industry. However, the low barriers to entry have kindled a proliferation of more than 5,000 hedge funds with over USD 500 billion of estimated industry assets. Strategies and objectives vary, as do volatility characteristics. All hedge funds are not the same. We are stock pickers. Our products strive to achieve performance with both a lower volatility and lower correlation to the overall stock market, thus providing the investor an attractive "alternative" from relative return funds. As such, our hedge fund portfolios have two positives for the shareholder; they provide earnings growth and earnings stability. Our division is "benchmarked" by superior absolute performance, and market volatility clearly enhances the competitive profile of our hedge fund product offering. Importantly, Gabelli managed hedge funds before managing mutual funds, yet through our carefully planned growth, we are able to apply and implement our best business practices found in our mutual fund business in the alternative investment group.


米の有名運用会社

日本株ファンド設立

来月末、ゲイツ氏も参加

投資の好機と判断

マリオ・ガベリ氏

Global and Local Planning

We are in the final stages of the development of our "Platform 2000" initiative. When complete, this initiative will result in a scalable platform for both vertical and lateral growth, in the alternative marketplace. This is based on the pillars we call, "the four P's"; people, process, products and profits. (The latter being of course the former.) 2001 was a strong year for our business from an operational perspective. During the year, we added to our finance, operations, and client service professional staff; we implemented several new portfolio systems for risk management and global security operations; we expect to continue this trend in 2002, adding to portfolio management systems, product development, and a renewed asset gathering focus.

Alternative Investments

The Gabelli Asset Management Company is uniquely positioned to pursue new business opportunities in alternative investments, both as a developer and acquirer of business. In that context, we would like to share some of our business plan. Building on our strengths, we expect to launch Japanese, U.S., and multi-manager products in 2002. We also believe there is great opportunity for our firm in the development of SEC registered 1940 act privately placed funds, and are exploring various initiatives in this arena. Additionally, our brand portfolio will develop as we expand products on a regional, strategy, and client basis. For example, our original asset management brand, GAMCO, being sold in the offshore market for more than 15 years, has great development potential. We believe a solid branding strategy is essential as we move to our next stage of development, helping to ensure clarity and success.

Focus and Commitment

We continue to work for the development and growth of the alternative industry. In this context, our partners are frequent speakers at industry events and often sponsor such events globally. We would like to pay particular focus to one such event held by Gabelli on September 20, 2001, at the prestigious Carlton Club of London, home of the British Conservative Party and whose membership included Sir Winston Churchill. Members of our team, in addition to over 100 attendees, traveled to central London during this very uncertain period of world history, to attend the Gabelli hosted forum. We remember September 2001 with sadness and pride, and as representatives of capital, maintain our commitment in achieving superior returns in all environments. We mention this as an expression of remembrance, gratitude, and strength.

Furthering such initiatives we will be hosting our Annual Alternatives Dinner at the United Nations World Headquarters in New York on June 5, 2002. Please join us.

Event Driven Portfolios

We offer a family of absolute return products with dedicated teams looking for investment opportunities under the Gabelli and GAMCO brands. Our portfolios, outlined below, offer the broad spectrum of catalyst-driven value investing globally:

Merger Arbitrage	Value Equity
▫ Invests in announced mergers	▫ Long-short, equity event-driven value strategy
▫ Seeks to avoid overall market risk and correlation	▫ Discipline, fundamental Gabelli bottom up approach
▫ Primarily strategic cash deals	▫ Seeks to avoid overall market correlation
▫ Positions increase over time as hurdles are crossed	▫ Diversification across all sectors and capitalizations
▫ Seeks steady double digit returns low volatility	▫ Apply top down analysis to moderate risk

We can also individually tailor investment solutions to specific client requirements. If you are a qualified investor, we ask that you register with us in the alternatives section of our website, gabelli.com/alternatives, and we will contact you to further discuss our investment efforts.

In sum, we remain dedicated to enhancing shareholder value.

1995

Gabelli Convertible Fund with $89 million in assets becomes the first open-end fund in over 30 years to successfully convert to a closed-end fund.

Mario J. Gabelli is the Graham & Dodd Value Investing speaker in NY, hosted by Columbia University Graduate School of Business.

Forms venture capital partnerships - Alce Partners and Gabelli Multimedia Partners.

Second decade ends with $9.3 billion in assets under management and $89 million in revenues.

Third Decade – Our Decade

1996

Joins first No Transaction Fee ("NTF") Supermarket Program - adding more than $50 million of new cash flows by year-end.

1997

The Gabelli Family of Funds was honored as the top performing mutual fund family of the year by Mutual Fund Magazine.

Morningstar names Mario J. Gabelli 1997 Domestic Equity Fund Manager of the Year.

Closed-end funds issue first of three series of Preferred Stock raising a total of $196 million.

Increases ownership in the former Gabelli-O'Connor Fixed Income to 80%, adding more than $1.2 billion in managed assets. Renamed Gabelli Fixed Income Inc.

Revenues surpass $100 million.

GAMCO's 20th Anniversary (celebrated at the Metropolitan Museum's Temple of Dendur)

1998

Assets under management surge $3 billion to close the year at $16.3 billion.

1999

Gabelli Asset Management Inc. is formed, raising $100 million in an initial public offering and is listed on the New York Stock Exchange (NYSE: GBL).

Gabelli Equity Trust forms Gabelli Utility Trust through a spin-off of $80 million of assets.

Integrity . . . Innovation . . . Ideas . . .


Gabelli Asset Management Company
is privileged to sponsor
a series of lectures by
Roger F. Murray
at the
Museum of Television & Radio
GAMCO Investors, Inc.
Active or Passive Management
Who is right? Decide for yourself.
Gabelli & Company, Inc.
Euroland: The Next Investment Champion
WORLD
EUROPE
EUROLAND
Gabelli Asset Management Inc.
Back to Basics
BACK
TO
BASICS
Value Investing
Value Investing
The Museum of Television & Radio
April 4, 2001
Ingredient Manufacturers Conference
Aircraft Supplier Conference
Gabelli & Company, Inc.
Automotive Aftermarket Symposium
Automotive Aftermarket Symposium
- Private Equity
- I.C.e
Pump, Value & Motor Symposium
R E S E A R C H

Our Growth Story

Since the IPO

GBL-NYSE

- **Recognized Brand**
- **25-Year Track Record**
- **$25 Billion In AUM**
- **Superior Equity Performance**



Our Business is Balanced

Since the IPO
Our Share Price

	IPO Feb. 11, 1999	Dec. 31, 2001
GBL	$17.50	$43.20

Since the IPO
Benchmark Performance

	Feb. 11, 1999	Dec. 31, 2001	% Change
DJIA	9,177	10,022	9.2
S&P 500	1,223	1,148	(6.1)
Russell 2000	406	489	20.4
NASDAQ	2,309	1,950	(15.5)

Since the IPO
Assets Under Management

	Feb. 11, 1999	Dec. 31, 2001	% Change
AUM	$16.4	$24.8	+51%

$ in billions

Since the IPO
Assets Under Management

	Feb. 11, 1999	Dec. 31, 2001	% Change
Mutual Funds	$8.2	$12.0	+46%
Institutional / High Net Worth	8.2	12.8	+56

$ in billions

Since the IPO
Assets by Sector

	Feb. 11, 1999	Dec. 31, 2001	% Change
Equities	$14.5	$22.3	+54%
Fixed Income	1.9	2.5	+32

$ in billions

Shares Outstanding
Assuming Full Conversion

As of March 31, 2002	30,220
Mand. Cvt. Note @ $39.40/share	2,284
$100 mil Cvt. Note @ $53/share	1,886
Options @ 20/share	734
Shares Outstanding Max.	35,124

in millions

Balance Sheet
Selected Highlights

in millions

	IPO	December 31,			
	2/9/99	1999	2000	2001	3/31/02
Cash and investments	$162	$194	$260	$424	$501[a]
Note payable	$50	$50	$50	$50	$-
Convertible note	$-	$-	$-	$100	$100
Equity (inc mand. cvtble note)	$111	$148	$202	$275	$385

(a) includes $20 million tax receivable.

Gabelli Global Partners is formed as our first investment partnership organized as a master feeder structure.

Gabelli Funds assumes management of Mathers Fund.

2000

Euroland is chosen as our pick for the Decade.

Global Series Fund introduces multi-class shares for its existing portfolios.

Opened office in London, March 2000.

Gabelli University Press publishes its first book - Deals . . . Deals . . . And More Deals.

GAMCO's assets surpass $10 billion.

Gabelli European Partners L.P., a European equity long/short fund, introduced in 2000.

Assets under management of $23.6 billion at year-end.

2001

GAMCO value portfolios increased 2.6% in 2001 and have grown at compound annual growth rate of 20% since 1977.

Gabelli receives investment grade ratings from Standard & Poor's (BBB) and Moody's Investors Service (Baa).

Ten year $100 million, 6.5% convertible note sold to Cascade Investment LLC. Note is convertible into Class A common stock at $53 per share.

Gabelli Alternatives Client luncheon held in London, September 20th, 2001, just after 9/11.

Assets in closed-end mutual funds approached $2 billion during 2001 with three of four closed-end funds selling at premiums to their NAVs.

Achieved record earnings of $61.1 million and $2.03 per share.

Assets under management climbed to a record level at $24.8 billion at December 31, with net cash inflows in excess of $2.7 billion for the year.

We published our second book - Global Convertible Investing, The Gabelli Way, authored by Hart Woodson, portfolio manager for the Gabelli Convertible Securities Fund.

Assets Under Management

($ in millions)

	At December 31								
	2001	2000	1999	1998	1997	1996	1995	1994	CAGR 1994/2001
Equity:									
Mutual Funds	$10,165	$10,680	$10,459	$ 7,159	$ 5,313	$ 3,969	$ 3,875	$ 3,391	17%
Separate Accounts	11,513	10,142	9,370	7,133	6,085	5,200	5,051	4,276	15
Total Equity	$21,678	$20,822	$19,829	$14,292	$11,398	$ 9,169	$ 8,926	$ 7,667	16%
Fixed Income:									
Money Market Mutual Funds	$1,781	$ 1,425	$ 1,175	$ 1,030	$ 827	$ 235	$ 236	$ 208	36%
Bond Mutual Funds	9	8	6	8	6	5	5	5	9
Separate Accounts	720	859	694	824	928	—	—	—	n/a
Total Fixed Income	$ 2,510	$ 2,292	$ 1,875	$ 1,862	$ 1,761	$ 240	$ 241	$ 213	42%
Partnerships:									
Partnerships	$ 573	$ 437	$ 230	$ 146	$ 138	$ 116	$ 112	$ 103	28%
Total Assets Under Management	$24,761	$23,551	$21,934	$16,300	$13,297	$ 9,525	$ 9,279	$ 7,983	18%
Breakdown of Total Assets Under Management:									
Mutual Funds	$11,955	$12,113	$11,640	$ 8,197	$ 6,146	$ 4,209	$ 4,116	$ 3,604	19%
Separate Accounts	12,233	11,001	10,064	7,957	7,013	5,200	5,051	4,276	16
Partnerships	573	437	230	146	138	116	112	103	28
Total Assets Under Management	$24,761	$23,551	$21,934	$16,300	$13,297	$ 9,525	$ 9,279	$ 7,983	18%

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this report contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. They also appear in any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results.

Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation: the adverse effect from a decline in the securities markets; a decline in the performance of our products; a general downturn in the economy; changes in government policy or regulation; changes in our ability to attract or retain key employees; and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. We also direct your attention to any more specific discussions of risk contained in our Form 10-K and other public filings.

We are providing these statements as permitted by the Private Litigation Reform Act of 1995. We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our expectations or if we receive any additional information relating to the subject matters of our forward-looking statements.

Quarterly Financial Data

2000 - 2001

(In thousands, except per share data)

	2001				
	1ST Quarter	2ND Quarter	3RD Quarter	4TH Quarter	2001 Total
Income Statement Data:					
Revenues	$ 58,344	$ 57,017	$ 56,121	$ 52,932	$ 224,414
Expenses	31,550	32,102	30,799	25,190	119,641
Operating income	26,794	24,915	25,322	27,742	104,773
Other income, net	1,136	4,692	2,001	645	8,474
Income before management fee, income taxes and minority interest	27,930	29,607	27,323	28,387	113,247
Management fee	2,793	2,961	2,732	2,839	11,325
Income before income taxes and minority interest	25,137	26,646	24,591	25,548	101,922
Income taxes	9,703	10,285	9,493	9,861	39,342
Minority interest	538	520	152	272	1,482
Net income	$ 14,896	$ 15,841	$ 14,946	$ 15,415	$ 61,098
Net income per share:					
Basic	$ 0.50	$ 0.54	$ 0.50	$ 0.52	$ 2.06
Diluted	$ 0.50	$ 0.53	$ 0.49	$ 0.51	$ 2.03
Weighted average shares outstanding:					
Basic	29,507	29,527	29,748	29,875	29,666
Diluted	29,839	29,932	31,142	32,182	30,783

	2000				
	1ST Quarter	2ND Quarter	3RD Quarter	4TH Quarter	2000 Total
Income Statement Data:					
Revenues	$ 57,773	$ 57,120	$ 59,164	$ 59,861	$ 233,918
Expenses	32,391	32,195	34,709	34,413	133,708
Operating income	25,382	24,925	24,455	25,448	100,210
Other income, net	2,111	2,898	3,987	3,751	12,747
Income before management fee, income taxes and minority interest	27,493	27,823	28,442	29,199	112,957
Management fee	2,749	2,783	2,844	2,920	11,296
Income before income taxes and minority interest	24,744	25,040	25,598	26,279	101,661
Income taxes	9,799	9,916	10,137	10,405	40,257
Minority interest	949	870	971	619	3,409
Net income	$ 13,996	$ 14,254	$ 14,490	$ 15,255	$ 57,995
Net income per share:					
Basic	$ 0.47	$ 0.48	$ 0.49	$ 0.52	$ 1.96
Diluted	$ 0.47	$ 0.48	$ 0.48	$ 0.51	$ 1.94
Weighted average shares outstanding:					
Basic	29,643	29,589	29,547	29,522	29,575
Diluted	29,643	29,877	29,969	30,043	29,914

Consolidated Balance Sheet

(In thousands)

	December 31,	
ASSETS	2001	2000
Investments (including cash, cash equivalents and T-bills of $305,447 and $146,475, respectively)	$427,578	$260,337
Receivables	26,547	30,744
Deferred income taxes	18,661	19,382
Other assets	13,608	7,341
Total assets	$486,394	$317,804
LIABILITIES AND STOCKHOLDERS' EQUITY		
Debt[a]	$ 50,000	$ 50,000
Compensation payable	21,183	25,670
Accrued expenses and other liabilities	32,303	22,086
Total liabilities	103,486	97,756
Convertible note	100,000	–
Minority interest	7,611	17,851
Stockholders' equity (shares outstanding; 29,828 and 29,519, respectively)	275,297	202,197
Total liabilities and stockholders' equity	$486,394	$317,804

(a) This debt, arising from the Formation Transactions, was due and paid on January 2, 2002, resulting in a tax benefit of $19,830 (included in deferred tax asset, net above). *Information derived from audited financial statements on Form 10-K.*

Board of Directors

Raymond C. Avansino, Jr.
Chairman
E.L. Wiegand Foundation

John C. Ferrara
Private Investor
Former President and Chief Executive Officer
Space Holding Corporation

Mario J. Gabelli
Chairman and Chief Executive Officer
Gabelli Asset Management Inc.

Paul B. Guenther
Chairman
New York Philharmonic
Chairman
Fordham University

Eamon M. Kelly
Professor
Payson Center for International
Development and Technology Transfer
Tulane University

Karl Otto Pöhl
Member of the Shareholders' Committee
Sal. Oppenheim Jr. and Cie.
former President of Deutsche Bundesbank

Officers

Mario J. Gabelli
Chairman and
Chief Executive Officer
Gabelli Asset Management Inc.

Bruce N. Alpert
Chief Operating Officer
of Gabelli Funds, LLC

Stephen M. DeTore
Associate General Counsel
and Assistant Secretary

Douglas R. Jamieson
Chief Operating Officer
of GAMCO Investors, Inc.

James E. McKee
Vice President, General Counsel and Secretary

Robert S. Zuccaro
Vice President and
Chief Financial Officer

Corporate and Shareholder Information

Investor Relations
For our 10-K and other shareholder information,
visit our website at **www.gabelli.com** or write to:
Robert S. Zuccaro
Chief Financial Officer
One Corporate Center
Rye, New York 10580-1422
914-921-5146
email: investor@gabelli.com

Transfer Agent
Boston EquiServe
150 Royall Street
Canton, MA 02021
(781) 575-2000

Trading Information
New York Stock Exchange
Class A Common Stock
Symbol - GBL

New York Stock Exchange
Mandatory Convertible Securities
Symbol - GBL.I

Internet Access
www.gabelli.com

Gabelli Investment Services
For information about Gabelli Mutual Funds,
contact: Jason G. Swirbul,
1-800-GABELLI
email: jswirbul@gabelli.com

Institutional and Separate Accounts, contact:
Douglas R. Jamieson,
914-921-5020
email: djamieson@gabelli.com

Alternative Investments, contact:
Marc Gabelli,
914-921-5135
email: alternatives@gabelli.com

Annual Meeting
Our 2002 Annual Meeting of Shareholders
will be held at 10:00 a.m.
on May 21, 2002 at the
Bruce Museum, One Museum Drive
Greenwich, CT 06830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 1-14761

Gabelli Asset Management Inc.

(Exact name of registrant as specified in its charter)

New York	13-4007862
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Corporate Center, Rye, NY	10580-1422
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (914) 921-3700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
Class A Common Stock, $ .001 Par Value	New York Stock Exchange
Income PRIDES℠	New York Stock Exchange

Securities pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No _____.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [X].

As of March 1, 2002, 6,550,537 shares of Class A common stock and 23,450,000 shares of Class B common stock were outstanding. All of the shares of Class B common stock were held by Gabelli Group Capital Partners, Inc. and two of its subsidiaries. The aggregate market value of the common stock held by non-affiliates of the registrant as of March 1, 2002 was $229,780,000.

DOCUMENTS INCORPORATED BY REFERENCE: The definitive proxy statement for the 2002 Annual Meeting of Shareholders to be held May 21, 2002.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this report and in documents that are incorporated by reference contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. They also appear in any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results.

Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation: the adverse effect from a decline in the securities markets; a decline in the performance of our products; a general downturn in the economy; changes in government policy or regulation; changes in our ability to attract or retain key employees; and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. We also direct your attention to any more specific discussions of risk contained in our other public filings or in documents incorporated by reference here or in prior filings or reports.

We are providing these statements as permitted by the Private Litigation Reform Act of 1995. We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our expectations or if we receive any additional information relating to the subject matters of our forward-looking statements.

PART I

Item 1: *Business*

Overview

Gabelli Asset Management Inc. (the "Company"; and where the context requires, the "Company" includes its predecessors and its consolidated subsidiaries) is a provider of investment advisory and brokerage services to mutual fund, institutional and high net worth investors, primarily in the United States. The Company generally manages assets on a discretionary basis and invests in a variety of U.S. and international securities through various investment styles. Unlike many of its competitors, the Company's business is focused principally on investment management. As such, the Company's revenues are largely based on the level of assets under management in its business and the level of fees associated with its various investment products rather than total assets of the Company. As of December 31, 2001, the Company had approximately $24.8 billion of assets under management, 88% of which were invested in equity securities.

Organization and Formation Transactions

The Company was incorporated in April 1998 as "Alpha G, Inc." under the laws of the state of New York and renamed "Gabelli Asset Management Inc." in February 1999. The Company is a holding company formed in connection with the reorganization (the "Reorganization") of Gabelli Funds, Inc. ("GFI") and the Company's subsequent initial public offering ("Offering"). On February 9, 1999, in connection with the Reorganization, the Company issued 24 million shares of Class B Common Stock, representing all of its then issued and outstanding common stock to GFI and two of GFI's subsidiaries for substantially all of the operating assets and liabilities of GFI relating to its institutional and retail asset management, mutual fund advisory, underwriting and brokerage business. GFI was later renamed "Gabelli Group Capital Partners, Inc." ("GGCP").

On February 11, 1999, the Company sold 6 million shares of its Class A Common Stock in the Offering to the public at a price of $17.50 per share, receiving approximately $96 million after fees and expenses through an underwriting led by Merrill Lynch & Co., Salomon Smith Barney and Gabelli & Company.

The Company's principal executive offices are located at One Corporate Center, Rye, New York 10580-1422 and the telephone number is (914) 921-3700.

Business Description

GFI, predecessor to the Company, was originally founded in 1976 as an institutional broker-dealer and entered the separate accounts business in 1977 and the mutual fund business in 1986. Its initial money management activities centered on the Company's value-oriented investment philosophy. Starting in the mid-1980s, the Company began building upon its core of value-oriented equity investment products by adding new investment strategies designed for clients seeking to invest in growth-oriented equities, convertible securities and fixed income products. Since then, the Company has continued to build its franchise by expanding its investment management capabilities through the addition of industry specific, international, global, and real estate oriented product offerings. Throughout its 25-year history, the Company has marketed most of its products under the "Gabelli" brand name.

The Company's assets under management are organized principally in three groups: Mutual Funds, Separate Accounts and Partnerships.

- **Mutual Funds:** At December 31, 2001, the Company had $12.0 billion of assets under management in open-end mutual funds and closed-end funds, representing approximately 48% of the Company's total assets under management. The Company currently provides advisory services to (i) the Gabelli family of funds, which consists of 19 open-end mutual funds and 4 closed-end funds; (ii) The Treasurer's Fund, consisting of 3 open-end money market funds (the "Treasurer's Funds"); and (iii) the Gabelli Westwood family of funds, consisting of 6 open-end mutual funds, 5 of which are managed on a day-to-day basis by an unaffiliated subadviser (collectively, the "Mutual Funds"). The Mutual Funds have a long-term record of achieving high returns, relative to similar investment products. At December 31, 2001, 97% of the assets under management in the open-end Mutual Funds having an overall rating from Morningstar, Inc. ("Morningstar") were in open-end Mutual Funds ranked "three stars" or better, with 41% of such assets in open-end Mutual Funds ranked "five stars" and 18% of such assets in open-end Mutual Funds ranked "four stars" on an overall basis (*i.e.*, based on three-, five- and ten-year risk adjusted average returns). The Gabelli family of funds was honored as the top performing mutual fund family by Mutual Funds Magazine for 1997. There can be no assurance, however, that these funds will be able to maintain such ratings or that past performance will be indicative of future results. At December 31, 2001, approximately 40% of the Company's assets under management in open-end, no-load equity Mutual Funds had been obtained through direct sales relationships. The Company also sells its open-end Mutual Funds through Third-Party Distribution Programs, particularly No-Transaction Fee ("NTF") Programs, and has developed additional classes of shares for several of its mutual funds for sale through additional third- party distribution channels on a commission basis. Net cash flows from Third Party Distribution Programs accounted for 86% of all cash flows into open-end equity funds during 2001 and represented 60% of all assets in these funds at December 31, 2001.

- **High Net Worth and Institutional Separate Accounts:** At December 31, 2001, the Company had $12.2 billion of assets in approximately 1,700 separate accounts, representing approximately 50% of the Company's total assets under management. The Company currently provides advisory services to a broad range of investors including high net worth individuals. Historically, the majority of the client accounts are high net worth client accounts. As of December 31, 2001, high net worth accounts (including the account assets of individuals and their individual retirement accounts generally having a minimum account balance of $1 million) comprised approximately 78% of the number of Separate Accounts and approximately 23% of the assets. Foundation and endowment fund assets represented an additional 8% of the number of Separate Accounts and over 11% of the assets. The sub-advisory portion of the Separate Accounts (subadvisor to certain other third-party investment funds) held approximately $2.7 billion or 22% of total assets with less than 1% of the number of accounts. Institutional client accounts, which include corporate pension and profit sharing plans, jointly-trusteed plans and public funds, comprised the balance. In general, these accounts are managed to meet the specific needs and objectives of the particular client by utilizing investment strategies – traditional "value", "large cap growth", "large cap value", "global", "international growth" and convertible bonds-techniques that are within the Company's areas of expertise. The Company distinguishes between taxable and tax-free assets and manages client portfolios for the greatest tax benefit within given investment strategies. At December 31, 2001, over 93% of the Company's assets in Separate Accounts (excluding subadvisory assets) had been obtained through direct sales relationships. The Company believes that an important element of future growth in the Separate Accounts is dependent on client relationships and client retention. In this vein, the Company hosts annual client seminars and is establishing and staffing relationship offices around the country.

- **Partnerships:** The Company also provides alternative investments through its majority-owned subsidiary, Gabelli Securities, Inc. ("GSI"). These alternative investment products consist primarily of risk arbitrage, merchant banking and global long/short equities funds (collectively, the "Partnerships"). The Partnerships had $573 million of assets, or approximately 2% of total assets under management, at December 31, 2001.

Investment advisory and incentive fees relating to the Mutual Funds, the Separate Accounts, and the Partnerships generated approximately 81% and 83% of the Company's total revenues for the years ended December 31, 2000 and 2001, respectively.

The Company's majority owned subsidiary, Gabelli & Company, Inc. ("Gabelli & Company"), is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. ("NASD") and acts as underwriter and distributor of the open-end Mutual Funds and provides brokerage, trading, underwriting and research services. On December 22, 2000, the Company acquired, through its subsidiary GSI, all of the outstanding common stock of Lynch Capital Corporation, a registered broker dealer. Lynch Capital has been renamed Gabelli Direct Inc. ("Gabelli Direct").

The following table sets forth total assets under management by product type as of the dates shown and their compound annual growth rates ("CAGR").

Assets Under Management
By Product Type
(Dollars in millions)

	At December 31,					January 1, 1997 to December 31, 2001
	1997	1998	1999	2000	2001	CAGR(a)
Equity:						
Mutual Funds	$ 5,313	$ 7,159	$ 10,459	$ 10,680	$ 10,165	20.7%
Separate Accounts	6,085	7,133	9,370	10,142	11,513	17.2
Total Equity	11,398	14,292	19,829	20,822	21,678	18.8
Fixed Income:						
Money Market Mutual Funds	827	1,030	1,175	1,425	1,781	49.9
Bond Mutual Funds	6	8	6	8	9	12.5
Separate Accounts	928	824	694	859	720	n/a
Total Fixed Income	1,761	1,862	1,875	2,292	2,510	59.9
Partnerships:						
Partnerships	138	146	230	437	573	37.6
Total Assets Under Management(b)	$ 13,297	$ 16,300	$ 21,934	$ 23,551	$ 24,761	21.1
Breakdown of Total Assets Under Management:						
Mutual Funds	$ 6,146	$ 8,197	$ 11,640	$ 12,113	$ 11,955	23.2
Separate Accounts	7,013	7,957	10,064	11,001	12,233	18.7
Partnerships	138	146	230	437	573	37.6
Total Assets Under Management(b)	$ 13,297	$ 16,300	$ 21,934	$ 23,551	$ 24,761	21.1

(a) Compound annual growth rate.

(b) Effective April 14, 1997, the Company increased its ownership of Gabelli Fixed Income L.L.C. from 50% to 80.1%, thereby causing Gabelli Fixed Income L.L.C. to become a consolidated subsidiary of the Company. Accordingly, for periods after April 14, 1997, the assets managed by Gabelli Fixed Income L.L.C. are included in the Company's Total Assets Under Management.

Summary of Investment Products

The Company manages assets in the following wide spectrum of investment products and strategies, many of which are focused on fast-growing areas:

U.S. Equities:	Global and International Equities:	Alternative Products:
All Cap Value	International Growth	Risk Arbitrage
Large Cap Value	Global Growth	Merchant Banking
Large Cap Growth	Global Telecommunications	Global equities long/short
Mid Cap Value	Global Multimedia	European equities long/short
Small Cap Value	Gold	
Small Cap Growth		
Micro Cap		
Real Estate		
Utilities		
Non Market Correlated		

Convertible Securities:	U.S. Balanced:	U.S. Fixed Income:
U.S. Convertible Securities	Balanced Growth	Corporate
Global Convertible Securities	Balanced Value	Government
		Municipals
		Asset-backed
		Intermediate
		Short-term

The Company's long-term strategic goal is to continue to expand its asset management capabilities in order to provide a range of products suitable to meet the diverse requirements of its clients.

The Company believes that its growth to date can be largely credited to the following:

- **Long-Term Fund Performance:** The Company has a long-term record of achieving relatively high returns for its Mutual Fund and Separate Account clients when compared to similar investment products. The Company believes that its performance record is a competitive advantage and a recognized component of its franchise.

- **Widely Recognized "Gabelli" Brand Name:** For much of its history, the Company has advertised or had its investment products and managers featured in a variety of financial print media, including publications such as *The Wall Street Journal, Money Magazine, Barron's* and *Investor's Business Daily*. The Company also underwrites publications written by its investment professionals, including "*Deals...Deals...and More Deals*" which examines the practice of merger arbitrage and "*Global Convertible Investing: The Gabelli Way.*"

- **Diversified Product Offerings:** Since the inception of its investment management activities, the Company has sought to expand the breadth of its product offerings. The Company currently offers a wide spectrum of investment products and strategies, including product offerings in U.S. equities, U.S. fixed income, global and international equities, convertible securities, U.S. balanced and alternative products.

- **Strong Industry Fundamentals:** According to data compiled by the U.S. Federal Reserve, the investment management industry has grown faster than more traditional segments of the financial services industry, including the banking and insurance industries. The Company believes that demographic trends and the growing role of money managers in the placement of capital compared to the traditional role played by banks and life insurance companies will result in continued growth of the investment management industry.

Business Strategy

The Company plans to grow its franchise by continuing to leverage its competitive asset management strengths, including its long-term performance record, brand name, diverse product offerings and experienced research, client service and investment staff. In order to achieve continued growth in assets under management and profitability, the Company will continue to pursue its business strategy, the key elements of which include:

- *Broadening and Strengthening the Gabelli Brand.* The Company believes that the Gabelli brand name is one of the more widely recognized brand names in the U.S. investment management industry. The Company intends to continue to strengthen its brand name identity by, among other things, increasing its marketing and advertising to provide a uniform global image. In January 2000 the Company expanded its geographic presence with the addition of a London office to coordinate marketing and research efforts for our European and Global private fund and mutual fund products. The Company believes that with its brand name recognition, it has the capacity to create new products and services around the Gabelli brand to complement its existing product offerings. New product offerings since the Firm's Public Offering include two open end mutual funds, the Gabelli Blue Chip Value Fund and the Gabelli Utilities Fund; one closed end fund, The Gabelli Utility Trust; two private limited partnerships, Gabelli Global Partners, L.P. and Gabelli European Partners, L.P. and two offshore funds, Gabelli Global Partners, Ltd. and Gabelli European Partners Ltd.

- *Expanding Mutual Fund Distribution.* The Company intends to continue expanding its distribution network through Third-Party Distribution Programs, particularly NTF Programs. In recent years, the Company has realized significant growth in its mutual fund assets under management through alliances with "mutual fund supermarkets" and other Third-Party Distribution Programs, through which its Mutual Funds are made available to investors. As of December 31, 2001, the Company was participating in 88 Third-Party Distribution Programs, including the Charles Schwab and Fidelity Investments "mutual fund supermarket" programs. In addition, the Company intends to develop a marketing strategy to increase its presence in the 401(k) market for its Mutual Funds. Additionally, the Company now offers investors the ability to purchase mutual fund shares directly through the Internet or by telephone. The Company has also entered into various marketing alliances and distribution arrangements with leading national brokerage and investment houses and has developed additional classes of shares for several of its mutual funds for sale through national brokerage and investment houses and other third-party distribution channels on a commission basis.

- *Increasing Penetration in High Net Worth Market.* The Company's high net worth business focuses, in general, on serving clients who have established an account relationship of $1 million or more with the Company. According to certain industry estimates, the number of households with over $1 million in investable assets will grow from approximately 2.5 million in 1996 to over 15 million by 2010. With the Company's 25-year history of serving this segment, its long-term performance record and brand name recognition, the Company believes that it is well positioned to capitalize on the growth opportunities in this market.

- *Increasing Marketing for Institutional Separate Accounts.* The institutional Separate Accounts business has been primarily developed through direct marketing channels. Historically, third-party pension consultants and financial consultants have not been a major source of new institutional Separate Accounts business for the Company. However, these consultants have significantly increased their presence among institutional investors. As a result, the Company intends both to add marketing personnel to target pension and financial consultants and to expand its efforts through its traditional marketing channels.

- *Attracting and Retaining Experienced Professionals.* As the Company continues to increase the breadth of its investment management capabilities, it plans to add portfolio managers and other investment personnel in order to foster expansion of its products. The ability to attract and retain highly experienced investment and other professionals with a long-term commitment to the Company and its clients has been, and will continue to be, a significant factor in its long-term growth. In addition, joining through the acquisition of the Mathers Fund and heading up the newly formed Non-Market-Correlated group is portfolio manager Henry Van der Eb. With the addition of the Comstock Partners Funds we were joined by portfolio managers Charles Minter and Martin Weiner.

- ***Capitalizing on Acquisitions and Strategic Alliances.*** The Company intends to selectively and opportunistically pursue acquisitions and alliances that will broaden its product offerings and add new sources of distribution. On October 1, 1999 the Company completed its alliance with Mathers and Company, Inc. and now acts as investment advisor to the Mathers Fund (renamed Gabelli Mathers Fund). The Gabelli Mathers Fund has $98 million in assets and approximately 4,000 shareholders. In May 2000 the Company added Comstock Partners Funds, Inc., (renamed Comstock Funds, Inc.), to the Non-Market Correlated mutual fund product line. The Comstock Funds are comprised of the Comstock Capital Value Fund, a specialty diversified equity fund, and Comstock Strategy Fund, a flexible income fund. These funds are currently positioned to take advantage of a sustained stock market decline. The Comstock Funds has $95 million in assets under management and 10,000 investors in the Gabelli mutual fund family. The Company believes that it is well positioned to pursue acquisitions and alliances because it is one of relatively few publicly traded investment management firms.

The Company has received investment grade ratings from two well respected ratings agencies, Moody's Investors Services and Standard and Poor's Ratings Services. In assigning their investment ratings both agencies noted the Company's strong brand, high operating margins and increasing cash flows in assets under management. The addition of investment grade ratings from two respected agencies is expected to provide greater access to the capital markets and enhance liquidity.

Mutual Funds

The Mutual Funds include 28 open-end mutual funds and 4 closed-end funds which had total assets as of December 31, 2001 of $12.0 billion. The open-end Mutual Funds are available to individuals and institutions primarily on a no-load basis, while the closed-end funds are listed and traded on the New York Stock Exchange ("NYSE"). At December 31, 2001, the open-end funds had total assets of $10.2 billion and the closed-end funds had total assets of $1.8 billion. The assets managed in the closed-end funds represent approximately 15% of the assets in the Mutual Funds and 7% of the total assets under management of the Company at December 31, 2001. The Company's assets under management consist of a broad range of U.S. and international stock, bond and money market mutual funds that meet the varied needs and objectives of its Mutual Fund shareholders. At December 31, 2001, approximately 40% of the Company's assets under management in open-end, no-load equity Mutual Funds had been obtained through direct sales relationships.

The Company, through its affiliates, acts as adviser to all of the Mutual Funds, except with respect to the Gabelli Capital Asset Fund for which the Company acts as a subadviser and Guardian Investment Services Corporation, an unaffiliated company, acts as manager. As subadviser, the Company makes day-to-day investment decisions for the Gabelli Capital Asset Fund.

Gabelli Funds, L.L.C. ("Funds Adviser"), a wholly owned subsidiary of the Company, acts as the investment adviser for all of the Mutual Funds other than the Gabelli Westwood family of funds and the Treasurer's Funds.

Gabelli Advisers, Inc. acts as investment adviser to the Gabelli Westwood family of funds and has retained Westwood Management to act as subadviser for five of the six portfolios. Westwood Management is a subsidiary of Westwood Holdings Group, which is a wholly owned subsidiary of SWS Group, Inc., a publicly held financial services firm. In its capacity as subadviser, Westwood Management makes day-to-day investment decisions and provides the portfolio management services for five of the six current Gabelli Westwood portfolios. The Gabelli Westwood Mighty Mites^{SM} Fund, launched in May 1998, is advised solely by Gabelli Advisers, Inc., using a team investment approach, without any subadvisers. Westwood Management owns 100% of the Class A common stock of Gabelli Advisers, Inc. (representing 18.8% of the economic interest), and is not an affiliate of the Company. The Company believes that Gabelli Advisers, Inc. will serve as a platform for future growth and diversification of the Company's product line.

Gabelli Fixed Income L.L.C. currently manages short-term and short-intermediate term fixed income securities for the Treasurer's Funds as well as for the Separate Accounts. The Company plans to further increase and diversify the number of fixed income products offered by Gabelli Fixed Income L.L.C. Certain members of senior management of Gabelli Fixed Income L.L.C. own a 19.9% equity interest in Gabelli Fixed Income L.L.C.

The following table lists the Mutual Funds, together with the December 31, 2001 Morningstar overall rating, where rated (ratings are not available for the money-market mutual funds and other mutual funds, which collectively represent 17% of the assets under management in the Mutual Funds), the portfolio manager(s) and associate portfolio managers(s) for such mutual fund, and provides a description of the primary investment objective, fund characteristics, fees, the date that the mutual fund was initially offered to investors and the assets under management in the Mutual Funds as of December 31, 2001.

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2001 ($ in millions)
GABELLI OPEN-END FUNDS:						
VALUE:						
The Gabelli Asset Fund ☆☆☆☆☆	Growth of capital as a primary investment objective, with current income as a secondary investment objective. Invests in equity securities of companies selling at a significant discount to their private market value.	Class AAA: No-load, Open-end, Diversified	1.00	.25	03/03/86	$ 1,909.1
The Gabelli Blue Chip Value Fund (Not rated)	Capital appreciation through investments in equity securities of established companies, which are temporarily out of favor and which have market capitalizations in excess of $5 billion.	Class AAA: No-load, Open-end, Diversified	1.00	.25	08/26/99	$ 42.4
Gabelli Westwood Equity Fund ☆☆☆☆	Capital appreciation through a diversified portfolio of equity securities using bottom-up fundamental research with a focus on identifying well-seasoned companies.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	01/02/87	$ 290.6
Gabelli Capital Asset Fund ☆☆☆☆☆	Capital appreciation from equity securities of companies selling at a significant discount to their private market value.	No-load, Open-end, Diversified, Variable Annuity	.75	n/a	05/01/95	$ 192.6
FOCUSED VALUE:						
The Gabelli Value Fund ☆☆☆☆☆	High level of capital appreciation from undervalued equity securities that are held in a concentrated portfolio.	Class A: Load, Open-end Non-diversified Multi-class shares (2)	1.00	.25	09/29/89	$ 1,275.7
SMALL CAP VALUE:						
The Gabelli Small Cap Growth Fund ☆☆☆☆	High level of capital appreciation from equity securities of smaller companies with market capitalization of $1 billion or less.	Class AAA: No-load, Open-end, Diversified	1.00	.25	10/22/91	$ 437.2

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2001 ($ in millions)
GROWTH:						
The Gabelli Growth Fund ★★★	Capital appreciation from companies that have favorable, yet undervalued, prospects for earnings growth. invests in equity securities of companies that have above-average or expanding market shares and profit margins.	Class AAA: No-load, Open-end, Diversified	1.00	.25	04/10/87	$ 2,949.2
Gabelli International Growth Fund ★★★★	Capital appreciation by investing primarily in equity securities of foreign companies with rapid growth in revenues and earnings.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	06/30/95	$ 47.1
AGGRESSIVE GROWTH:						
The Gabelli Global Growth Fund ★★★	High level of capital appreciation through investment in a portfolio of equity securities focused on companies involved in the global marketplace.	Class AAA: No load, Open-end, Non-diversified Multi-class shares (2)	1.00	.25	02/07/94	$ 178.9
MICRO-CAP:						
Gabelli Westwood Mighty Mites℠ Fund ★★★★★	Long-term capital appreciation by investing primarily in equity securities with market capitalization of $300 million or less.	Class AAA:, No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	05/11/98	$ 20.1
EQUITY INCOME:						
The Gabelli Equity Income Fund ★★★★	High level of total return with an emphasis on income producing equities with yields greater than the S&P 500 average.	Class AAA: No-load, Open-end, Diversified	1.00	.25	01/02/92	$ 151.4
Gabelli Westwood Balanced Fund ★★★★	Both capital appreciation and current income using portfolios containing stocks, bonds, and cash as appropriate in light of current economic and business conditions.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	.75	.25	10/01/91	$ 169.4
Gabelli Westwood Realty Fund ★★★★	Long-term capital appreciation as well as current income, investing in equity securities that are primarily engaged in or related to the real estate industry.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	09/30/97	$ 3.6

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2001 ($ in millions)
SPECIALTY EQUITY:						
The Gabelli Global Convertible Securities Fund ☆☆	High level of total return through a combination of current income and capital appreciation through investment in convertible securities of U.S. and non-U.S. issuers.	Class AAA: No-load, Open-end, Non-diversified Multi-class shares (2)	1.00	.25	02/03/94	$ 8.3
The Gabelli Global Opportunity Fund ☆☆☆☆	High level of capital appreciation through worldwide investments in equity securities.	Class AAA: No-load, Open-end, Non-diversified Multi-class shares (2)	1.00	.25	05/11/98	$ 18.6
SECTOR:						
The Gabelli Global Telecommunications Fund ☆☆☆☆	High level of capital appreciation through worldwide investments in equity securities, including the U.S., primarily in the telecommunications industry.	Class AAA: No-load, Open-end, Non-diversified Multi-class shares (2)	1.00	.25	11/01/93	$ 235.4
Gabelli Gold Fund ☆☆	Seeks capital appreciation and employs a value approach to investing primarily in equity securities of gold-related companies worldwide.	Class AAA: No-load, Open-end, Diversified	1.00	.25	07/11/94	$ 15.5
The Gabelli Utilities Fund (Not rated)	High level of total return through a combination of capital appreciation and current income from investments in utility companies.	Class AAA: No-load, Open-end, Diversified	1.00	.25	08/31/99	$ 9.7
MERGER AND ARBITRAGE:						
The Gabelli ABC Fund ☆☆☆☆	Total returns from equity and debt securities that are attractive to investors in various market conditions without excessive risk of capital loss.	No-load, Open-end, Non-diversified	1.00	.25	05/14/93	$ 158.4
CONTRARIAN:						
The Gabelli Mathers Fund ☆☆	Long-term capital appreciation in various market conditions without excess risk of capital loss.	Class AAA: No-load, Open-end, Non-diversified	1.00	.25	8/19/65	$ 97.9
The Comstock Capital Value Fund ☆	Capital appreciation and current income through investment in a highly diversified portfolio of securities.	Class A Load, Open-end, Diversified Multi-class shares (2)	1.00	.25	10/10/85	$ 52.4

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2001 ($ in millions)
The Comstock Strategy Fund ★	Capital appreciation and current income through investment in a portfolio of debt securities.	Class A Load, Open-end, Non-Diversified Multi-class shares (2)	.85	.25	05/5/88	$ 43.9
SMALL CAP GROWTH:						
Gabelli Westwood SmallCap Equity Fund ★★★	Long-term capital appreciation, investing at least 65% of its assets in equity securities of companies with market capitalizations of $1 billion or less.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	04/15/97	$ 26.7
FIXED INCOME:						
Gabelli Westwood Intermediate Bond Fund ★★★	Total return and current income, while limiting risk to principal. Pursues higher yields than shorter maturity funds, and has more price stability than generally higher yielding long-term funds.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	.60	.25	04/06/93	$ 8.6
CASH MANAGEMENT-MONEY MARKET:						
Gabelli U.S. Treasury Money Market Fund (Not rated)	High current income with preservation of principal and liquidity, while striving to keep expenses among the lowest of all U.S. Treasury money market funds.	Money Market, Open-end, Diversified	.30	n/a	10/01/92	$ 899.4
The Treasurer's Fund, Inc. — Domestic Prime Money Market Portfolio (Not rated)	Current income with preservation of principal and liquidity through investment in U.S. Treasury securities and corporate bonds.	No-load, Open-end, Diversified Dual class	.30	n/a	01/01/88	$ 527.2
The Treasurer's Fund, Inc. — Tax Exempt Money Market Portfolio (Not rated)	Current income with preservation of principal and liquidity through investment in U.S. municipal bond securities.	No-load, Open-end, Non-diversified Dual class	.30	n/a	12/18/87	$ 269.2
The Treasurer's Fund, Inc. — U.S. Treasury Money Market Portfolio (Not rated)	Current income with preservation of principal and liquidity through investment in U.S. Treasury securities.	No-load, Open-end, Diversified Dual class	.30	n/a	07/25/90	$ 84.9

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2001 ($ in millions)
GABELLI CLOSED-END FUNDS:						
The Gabelli Global Multimedia Trust Inc. (3) ☆☆☆☆	Long-term capital appreciation from equity investments in global telecommunications, media, publishing and Entertainment holdings.	Closed-end, Non-diversified NYSE Symbol: GGT	1.00	n/a	11/15/94	$ 181.6
The Gabelli Equity Trust Inc. ☆☆☆	Long-term growth of capital by investing in equity securities.	Closed-end, Non-diversified NYSE Symbol: GAB	1.00	n/a	08/14/86	$ 1,457.5
The Gabelli Convertible Securities Fund, Inc. (4) ☆☆☆☆	High total return from investing primarily in convertible instruments.	Closed-end, Diversified NYSE Symbol: GCV	1.00	n/a	07/03/89	$ 109.3
The Gabelli Utility Trust (5) (not rated)	High total return from investments primarily in securities of companies involved in gas, electricity and water industries.	Closed-end, Non-Diversified NYSE Symbol: GUT	1.00	n/a	07/09/99	$ 82.2

---

(1) For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ metric each month by subtracting the return on a 90 day U.S. Treasury Bill from the Fund's load-adjusted return for the same period, and then adjusting this excess return for risk. The top 10% of the funds in an investment category receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive two stars and the bottom 10% receive one star. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance figures associated with its three, five, and ten-year (if applicable) Morningstar Rating metrics. Morningstar Ratings are shown for the respective class shown; other classes may have different performance characteristics. There were 4,823 U.S. domiciled equity funds rated for three years, 3,165 funds for five years and 898 funds for ten years. There were 1,351 international equity funds rated for three years, 899 funds for five years and 166 funds for ten years. There were 1,861 bond funds rated for three years, 1,407 funds for five years and 449 funds for ten years. (a) 2002 Morningstar, Inc. All Rights reserved. This information is (1) proprietary to Morningstar and/or its content providers (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

(2) These funds have the multi-classes of shares available. Multi-class shares include Class A shares with a front-end sales charge; Class B shares are subject to a back-end contingent deferred sales charge and Class C shares are subject to a 1% back-end contingent deferred sales charge. Comstock Strategy Fund Class R shares, which are no-load, are available only for retirement and certain institutional accounts and the Class O shares which are no longer offered to the public.

(3) The Gabelli Multimedia Trust was formed in 1994 through a spin-off of assets previously held in the Gabelli Equity Trust.

(4) The Gabelli Convertible Securities Fund was originally formed in 1989 as an open end investment company and was converted to a closed end investment company in March 1995.

(5) The Gabelli Utility Trust was formed in 1999 through a spin off of assets previously held in the Gabelli Equity Trust.

Shareholders of the no-load open-end Mutual Funds are allowed to exchange shares among the open-end funds as economic and market conditions and investor needs change at no additional cost. The Company periodically introduces new mutual funds designed to complement and expand its investment product offerings, respond to competitive developments in the financial marketplace and meet the changing needs of clients.

The Company's marketing efforts for the Mutual Funds are currently focused on increasing the distribution and sales of its existing funds as well as creating new products for sale through its distribution channels. The Company believes that its marketing efforts for the Mutual Funds will continue to generate additional revenues from investment advisory fees. The Company has traditionally distributed most of its open-end Mutual Funds by using a variety of direct response marketing techniques, including telemarketing and advertising, and as a result the Company maintains direct relationships with a high percentage of its no-load open-end Mutual Fund customers. Beginning in late 1995, the Company expanded its product distribution by offering additional open-end Mutual Funds through Third-Party Distribution Programs, including NTF Programs. In 1998 and 1999, the Company further expanded these efforts to include substantially all of its open-end Mutual Funds in eighty eight Third-Party Distribution Programs. More than 40% of the assets under management in the open-end Mutual Funds are still attributable to the Company's direct response marketing efforts. Third-Party Distribution Programs, particularly NTF Programs, have become an increasingly important source of asset growth for the Company. Of the $8.3 billion of assets under management in the open-end equity Mutual Funds as of December 31, 2001, approximately 29% were generated from NTF Programs. During 2000, the Company completed development of additional classes of shares for several of its mutual funds for sale through national brokerage and investment houses and other third-party distribution channels on a commission basis. The multi-class shares are available in the global series of Gabelli mutual funds, the Gabelli Value Fund, The Comstock Funds and the Gabelli Westwood funds. The use of multi-class share products will expand the distribution of all Gabelli Fund products into the advised sector of the mutual fund investment community. In 2001, approximately 17% of all U.S. equity mutual fund inflows came through this sector. The multi-class shares include Class A shares with a front end sales charge; Class B shares are subject to a back end contingent deferred sales charge and Class C shares are subject to a 1% back-end contingent deferred sales charge. The existing class of no-load shares is designated as Class AAA shares and remains available for new and current investors. In general, distribution through Third-Party Distribution Programs have greater variable cost components and lower fixed cost components than distribution through the Company's traditional direct sales methods.

The Company through its affiliated broker-dealer Gabelli & Company, Inc. also offers its open-end mutual fund products through our internet site, **www.gabelli.com**, where mutual fund investors can access their personal account information and buy, sell and exchange Fund shares. Fund prospectuses, quarterly reports, fund applications, daily net asset values and performance charts are all available. Our "Meet the Managers" program provides a regular forum to chat with our portfolio manages on a wide variety of investment issues. A feature unique to Gabelli is the "Online Real Time Chat Support" which provides clients with access to a "live" client representative to assist with investment or account questions. As part of our efforts to educate investors, we introduced Gabelli University with its initial publications "*Deals, Deals... and More Deals*" and "*Global Convertible Investing: The Gabelli Way.*" Our website continues to be an active, informative and valuable resource which we believe will become an increasingly important feature of our client service efforts in the ensuing years.

The Company provides investment advisory and management services pursuant to an investment management agreement with each Mutual Fund. While the specific terms of the investment management agreements vary to some degree, the basic terms of the investment management agreements are similar. The investment management agreements with the Mutual Funds generally provide that the Company is responsible for the overall investment and administrative services, subject to the oversight of each Mutual Fund's board of directors or trustees and in accordance with each Mutual Fund's fundamental investment objectives and policies. The investment management agreements permit the Company to enter into separate agreements for administrative and accounting services on behalf of the respective Mutual Funds.

The Company provides the Mutual Funds with administrative services pursuant to management contracts. Most of these administrative services are provided through subcontracts with unaffiliated third parties. Such services include, without limitation, supervision of the calculation of net asset value, preparation of financial reports for shareholders of the Mutual Funds, internal accounting, tax accounting and reporting, regulatory filings, and other services. Transfer agency and custodial services are provided directly to the Mutual Funds by unaffiliated third parties.

The Company's Mutual Fund investment management agreements may continue in effect from year to year only if specifically approved at least annually by (i) the Mutual Fund's board of directors or trustees or (ii) the Mutual Fund's shareholders and, in either case, the vote of a majority of the Mutual Fund's directors or trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Investment Company Act of 1940 as amended (the "Investment Company Act"). Each Mutual Fund may terminate its investment management agreement at any time upon 60 days' written notice by (i) a vote of the majority of the board of directors or trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Mutual Fund. Each investment management agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. The Company may terminate an investment management agreement without penalty on 60 days' written notice.

Separate Accounts

Since 1977, the Company has provided investment management services through its subsidiary GAMCO Investors, Inc. ("GAMCO") to a broad spectrum of institutional and high net worth investors. As of December 31, 2001, the Company had approximately 1,700 Separate Accounts with an aggregate of approximately $12.2 billion of assets, which represent approximately 50% of the total assets under management of the Company. The ten largest Separate Accounts comprise approximately 18% of the Company's total assets under management and 7% of the Company's total revenues as of and for the period ended December 31, 2001. The Separate Accounts are invested in U.S. and international equity securities, U.S. fixed-income securities and convertible securities. At December 31, 2001, high net worth accounts (accounts of individuals and related parties in general having a minimum account balance of $1 million) comprised approximately 78% of the number of Separate Accounts and approximately 23% of the assets, with institutional investors accounting for the balance.

Each Separate Account portfolio is managed to meet the specific needs and objectives of the particular client by utilizing investment strategies and techniques within the Company's areas of expertise. Members of the sales and marketing staff for the Separate Accounts business have an average of approximately 10 years of experience with the Company and focus on developing and maintaining long-term relationships with their Separate Account clients in order to be able to understand and meet their individual clients' needs. Investment advisory agreements with the Separate Accounts are typically subject to termination by the client without penalty on 30 days' notice or less.

The Company's Separate Accounts business is marketed primarily through the direct efforts of its in-house sales force. At December 31, 2001, over 93% of the Company's assets in Separate Accounts (excluding subadvisory assets) were obtained through direct sales relationships. Sales efforts are conducted on a regional and product specialist basis. Clients are generally serviced by a team of individuals, the core of which remain assigned to a specific client from the onset of the client relationship. The Company's sales force maintains direct relationships with corporate pension and profit sharing plans, foundations, endowment funds, jointly trusteed plans, municipalities and high net worth individuals that comprise the Company's Separate Accounts business. Subadvisory relationships are a growing source of assets under management and totaled $2.7 billion at December 31, 2001. The Company acts as a subadvisor on certain funds for several large and well known fund managers including American Skandia, Aegon/Transamerica, MainStay funds, Enterprise funds and, beginning in 2002, American Express.

Partnerships

The Company offers alternative investment products principally through its majority-owned subsidiary, GSI. The alternative investment products consist primarily of partnerships, offshore investment companies and separate accounts. The alternative investment products principally utilize merger arbitrage and regional event-driven strategies. The Company managed $573 million of alternative assets at December 31, 2001. Within its merger arbitrage strategy, the Company managed approximately $449 million of assets through Gabelli Associates Fund, Gabelli Associates Limited and certain separate accounts as of December 31, 2001. In regional event-driven strategies, the Company manages assets through Gabelli Global Partners and Gabelli European Partners, which focus on global and European equities, respectively. In addition, several separate accounts are managed in accordance with these regional event-driven products. At December 31, 2001, assets managed in regional event-driven products totaled $101 million. Merchant banking activities are carried out through ALCE Partners, L.P. and Gabelli Multimedia Partners, L.P., both of which are closed to new investors. The Company's alternative investment products are marketed primarily by its direct sales force to high-net-worth individuals and institutions and through wholesale relationships. The Company intends to expand product offerings, both domestic and international, and the geographic composition of its customer base in alternative investment products and expects that the assets invested in these products will provide a growing source of revenues in the future.

Brokerage and Mutual Fund Distribution

The Company offers underwriting, execution and trading services through its majority owned subsidiary, Gabelli & Company. Gabelli & Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the NASD. Gabelli & Company's revenues are derived primarily from distribution of the Mutual Funds, brokerage commissions on transactions in equity securities for the Mutual Funds, Separate Accounts and other customers, and from underwriting fees, selling concessions and market-making activities.

The Company distributes the open-end Mutual Funds pursuant to distribution agreements with each open-end Mutual Fund. Under each distribution agreement with an open-end Mutual Fund, the Company offers and sells such open-end Mutual Fund's shares on a continuous basis and pays all of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature, advertising and maintaining sales and customer service personnel and sales and services fulfillment systems, and payments to the sponsors of Third-Party Distribution Programs, financial intermediaries and sales personnel of the Company. The Company receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 ("12b-1") of the Investment Company Act. Distribution fees from the open-end Mutual Funds amounted to $16.2 million, $22.9 million and $21.4 million for the years ended December 31, 1999, 2000 and 2001, respectively. The Company is the principal underwriter for several funds distributed with a sales charge, including shares of The Gabelli Value Fund, The Comstock Funds, the Gabelli Westwood Funds and the multi-class series of shares which were added to the global and international series of the Gabelli mutual funds.

Under the distribution plans, the open-end no load (Class AAA shares) Mutual Funds (except the Treasurer's Funds, the Gabelli U.S. Treasury Money Market Fund and the Gabelli Capital Asset Fund) and the Class A shares of various funds pay the Company a distribution fee of .25% per year (except the Class A shares of the Gabelli Westwood Funds which pay .50% per year) on the average daily net assets of the fund. Class B and Class C shares have a 12b-1 distribution plan with a service and distribution fee totaling 1%. The Company's distribution agreements with the Mutual Funds may continue in effect from year to year only if specifically approved at least annually by (i) the Mutual Fund's board of directors or trustees or (ii) the Mutual Fund's shareholders and, in either case, the vote of a majority of the Mutual Fund's directors or trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Investment Company Act. Each Mutual Fund may terminate its distribution agreement, or any agreement thereunder, at any time upon 60 days' written notice by (i) a vote of the majority of its directors or trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Mutual Fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. The Company may terminate a distribution agreement without penalty upon 60 days' written notice.

Underwriting Activities

Gabelli & Company is involved in external syndicated underwriting activities. In 1999, 2000 and 2001 Gabelli & Company participated in 35, 16 and 7 syndicated underwritings of public equity and debt offerings managed by major investment banks with commitments of $64.2 million, $42.4 million and $33.7 million, respectively.

Competition

The Company competes with mutual fund companies and other investment management firms, insurance companies, banks, brokerage firms and other financial institutions that offer products that have similar features and investment objectives to those offered by the Company. Many of the investment management firms with which the Company competes are subsidiaries of large diversified financial companies and many others are much larger in terms of assets under management and revenues and, accordingly, have much larger sales organizations and marketing budgets. Historically, the Company has competed primarily on the basis of the long-term investment performance of many of its funds. However, the Company has taken steps over the past two years to increase its distribution channels, brand name awareness and marketing efforts. Although there can be no assurance that the Company will be successful in these efforts, its net sales of Mutual Funds have increased over the past year and the Company's strategy is to continue to devote additional resources to its sales and marketing efforts.

The market for providing investment management services to institutional and high net worth Separate Accounts is also highly competitive. Approximately 39% of the Company's investment management fee revenues for the year ended December 31, 2001 were derived from its Separate Accounts. Selection of investment advisers by U.S. institutional investors is often subject to a screening process and to favorable recommendation by investment industry consultants. Many of these investors require their investment advisers to have a successful and sustained performance record, often five years or longer, and also focus on one and three year performance records. The Company has significantly increased its assets under management on behalf of U.S. institutional investors since its entry into the institutional asset management business in 1977. At the current time, the Company believes that its investment performance record would be attractive to potential new institutional and high net worth clients and the Company has determined to devote additional resources to the institutional and high net worth investor markets. However, no assurance can be given that the Company's efforts to obtain new business will be successful.

Intellectual Property

Service marks and brand name recognition are important to the Company's business. The Company has rights to the service marks under which its products are offered. The Company has registered certain service marks in the United States and will continue to do so as new trademarks and service marks are developed or acquired. The Company has rights to use (i) the "Gabelli" name, (ii) the "GAMCO" name, (iii) the research triangle logo, (iv) the "Interactive Couch Potato" name, and (v) the "Mighty Mites" name. Pursuant to an assignment agreement, Mr. Gabelli has assigned to the Company all of his rights, title and interests in and to the "Gabelli" name for use in connection with investment management services, mutual funds and securities brokerage services. However, under the agreement, Mr. Gabelli will retain any and all right, title and interest he has or may have in the "Gabelli" name for use in connection with (i) charitable foundations controlled by Mr. Gabelli or members of his family or (ii) entities engaged in private investment activities for Mr. Gabelli or members of his family. In addition, the funds managed by Mr. Gabelli outside the Company have entered into a license agreement with the Company permitting them to continue limited use of the "Gabelli" name under specified circumstances. The Company has taken, and will continue to take, action to protect its interests in these service marks.

Regulation

Virtually all aspects of the Company's businesses are subject to various Federal and state laws and regulations. These laws and regulations are primarily intended to protect investment advisory clients and shareholders of registered investment companies. Under such laws and regulations, agencies that regulate investment advisers and broker-dealers such as the Company have broad administrative powers, including the power to limit, restrict or prohibit such an adviser or broker-dealer from carrying on its business in the event that it fails to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment adviser and other registrations, censures, and fines. The Company believes that it is in substantial compliance with all material laws and regulations.

The business of the Company is subject to regulation at both the federal and state level by the Securities and Exchange Commission ("Commission") and other regulatory bodies. Subsidiaries of the Company are registered with the Commission under the Investment Advisers Act, and the Mutual Funds are registered with the Commission under the Investment Company Act. Three subsidiaries of the Company are also registered as broker-dealers with the Commission and are subject to regulation by the NASD and various states.

The subsidiaries of the Company that are registered with the Commission under the Investment Advisers Act (Funds Adviser, Gabelli Advisers, Inc., Gabelli Fixed Income L.L.C. and GAMCO) are regulated by and subject to examination by the Commission. The Investment Advisers Act imposes numerous obligations on registered investment advisers including fiduciary duties, record keeping requirements, operational requirements, marketing requirements and disclosure obligations. The Commission is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from censure to termination of an investment adviser's registration. The failure of a subsidiary of the Company to comply with the requirements of the Commission could have a material adverse effect on the Company. The Company believes it is in substantial compliance with the requirements of the regulations under the Investment Advisers Act.

The Company derives a substantial majority of its revenues from investment advisory services through its investment management agreements. Under the Investment Advisers Act, the Company's investment management agreements terminate automatically if assigned without the client's consent. Under the Investment Company Act, advisory agreements with registered investment companies such as the Mutual Funds terminate automatically upon assignment. The term "assignment" is broadly defined and includes direct assignments as well as assignments that may be deemed to occur, under certain circumstances, upon the transfer, directly or indirectly, of a controlling interest in the Company.

In their capacity as broker-dealers, Gabelli & Company, Gabelli Fixed Income Distributors, Inc. and Gabelli Direct, Inc. are required to maintain certain minimum net capital and cash reserves for the benefit of its customers. Gabelli & Company and Gabelli Fixed Income Distributors, Inc. net capital, as defined, has consistently met or exceeded all minimum requirements. Gabelli Direct, Inc. which was acquired on December 22, 2000 has consistently met or exceeded all minimum requirements. Under the rules and regulations of the Commission promulgated pursuant to the federal securities laws, the Company is subject to periodic examination by the Commission and the NASD. Gabelli & Company, Gabelli Fixed Income Distributors, Inc. and Gabelli Direct, Inc. are also subject to periodic examination by the NASD.

Subsidiaries of the Company are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to regulations promulgated thereunder, insofar as they are "fiduciaries" under ERISA with respect to certain of their clients. ERISA and applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), impose certain duties on persons who are fiduciaries under ERISA and prohibit certain transactions involving ERISA plan clients. The failure of the Company to comply with these requirements could have a material adverse effect on the Company.

Investments by the Company on behalf of its clients often represent a significant equity ownership position in an issuer's class of stock. As of December 31, 2001, the Company had five percent or more beneficial ownership with respect to 121 equity securities. This activity raises frequent regulatory and legal issues regarding the Company's aggregate beneficial ownership level with respect to portfolio securities, including issues relating to issuers' shareholder rights plans or "poison pills," state gaming laws and regulations, federal communications laws and regulations, public utility holding company laws and regulations, federal proxy rules governing shareholder communications and federal laws and regulations regarding the reporting of beneficial ownership positions. The failure of the Company to comply with these requirements could have a material adverse effect on the Company.

The Company and certain of its affiliates are subject to the laws of non-U.S. jurisdictions and non-U.S. regulatory agencies or bodies. In particular, the Company is subject to requirements in numerous jurisdictions regarding reporting of beneficial ownership positions in securities issued by companies whose securities are publicly traded in those countries. In addition, GAMCO is registered as an international adviser, investment counsel and portfolio manager with the Ontario Securities Commission in Canada in order to market its services to prospective clients which reside in Ontario. Gabelli Associates Limited is organized under the laws of the British Virgin Islands and Gabelli International Gold Fund Limited is organized under the laws of Bermuda. In connection with the Company's opening of an office in London and its plans to market certain products in Europe the Company is required to comply with the laws of the United Kingdom and other European countries regarding these activities. In 2001 the Company applied for and received admission to the Investment Management Regulatory Organization ("IMRO") the then regulatory agency of the United Kingdom. Subsequent to December 1, 2001 the regulatory authority of IMRO was transferred to the Financial Services Authority.

Staff

At March 1, 2002, the Company had a full-time staff of approximately 169 individuals, of whom 70 served in the portfolio management, research and trading areas, 60 served in the marketing and shareholder servicing areas and 39 served in the administrative area. As part of its staff, the Company employs eleven portfolio managers for the Mutual Funds, Separate Accounts and Partnerships. Additionally, Westwood Management employs five portfolio managers who advise five of the six portfolios of the Gabelli Westwood family of funds.

Item 2: *Properties*

As of December 31, 2001, the principal properties leased by the Company for use in its business were as follows:

Location	Lease Expiration	Square Footage
401 Theodore Fremd Avenue Rye, NY 10580	April 30, 2013	60,055
165 West Liberty Street Reno, NV 89501	month-to-month	1,599
Plaza Center, Suite 503 & 504 249 Royal Palm Way Palm Beach, FL 33480	May 31, 2004	2,784
100 Corporate North Suite 201 Bannockburn, IL 60015	January 31, 2006	1,052
283 Greenwich Avenue Greenwich, CT 06830	April 14, 2003	4,066
140 Greenwich Avenue Greenwich, CT 06830	July 31, 2003	3,271
5 Prince's Gate London, SW7 United Kingdom	January 20, 2005	1,700

All of these properties are used by the Company as office space. The building and property at 401 Theodore Fremd Avenue was leased in December 1997 (prior to the IPO) from an entity controlled by members of Mr. Gabelli's family, and approximately 9,000 square feet are currently subleased to other tenants. The Company receives rental payments under the sublease agreements which totaled approximately $384,000 in 2001 and were used to offset operating expenses incurred for the property. As the Company moves its offices into this facility the number of tenants under sublease agreements will be reduced and the rental payments under sublease agreements is expected to decrease to approximately $225,000 in 2002. The lease provides that all operating expenses related to the property are to be paid by the Company. During the fourth quarter of 2001 the Company relocated substantially all of its operations including its principal executive offices to these premises.

Item 3: *Legal Proceedings*

From time to time, the Company is a defendant in various lawsuits incidental to its business. The Company does not believe that the outcome of any current litigation will have a material effect on the financial condition of the Company.

Item 4: *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of the Company's security holders during the fourth quarter of 2001.

Item 5: ***Market for the Registrant's Common Equity and Related Stockholder Matters***

The Company's shares of Class A common stock have been traded on the New York Stock Exchange (NYSE) under the symbol GBL since its initial public offering on February 11, 1999. Prior to that there was no public market for our common stock.

As of March 1, 2002 there were 106 Class A common stockholders of record and 3 Class B common stockholders of record (GGCP and two wholly-owned subsidiaries). These figures do not include stockholders with shares held under beneficial ownership in nominee name which are estimated to be in excess of 4,000.

The following table sets forth the high and low prices of the Company's Class A common stock for each quarter of 2001 as reported by the New York Stock Exchange.

Quarter Ended	High	Low
March 31, 2001	$ 36.46	$ 27.75
June 30, 2001	$ 43.65	$ 30.80
September 30, 2001	$ 48.90	$ 31.23
December 31, 2001	$ 44.95	$ 35.55
March 31, 2000	$ 17.88	$ 15.38
June 30, 2000	$ 25.13	$ 16.88
September 30, 2000	$ 31.25	$ 22.25
December 31, 2000	$ 36.00	$ 25.82

The Company has not paid any dividends since its inception and does not presently anticipate paying dividends in the foreseeable future.

Item 6: *Selected Financial Data*

General

The selected historical financial data presented below has been derived in part from, and should be read in conjunction with Management's Discussion and Analysis included in Item 7 and the audited Consolidated Financial Statements of Gabelli Asset Management Inc. and subsidiaries and related notes included in Item 8 of this report.

The Company has not presented historical earnings per share for periods prior to 1999 due to the significant changes in its operations that are not reflected in those historical financial statements (see Note A to the Consolidated Financial Statements).

	Year Ended December 31, (In thousands, except per share data)				
	1997	1998	1999	2000	2001
Income Statement Data					
Revenues:					
Investment advisory and incentive fees	$ 89,684	$116,358	$147,414	$190,200	$186,124
Commission revenue	7,496	8,673	11,856	16,805	15,939
Distribution fees and other income	8,096	13,156	16,992	26,913	22,351
Total revenues	105,276	138,187	176,262	233,918	224,414
Expenses:					
Compensation costs	45,260	56,046	71,860	97,055	85,754
Management fee	10,580	12,246	10,153	11,296	11,325
Other operating expenses	18,690	24,883	28,917	36,653	33,887
Non-recurring charge	-	-	50,725	-	-
Total expenses	74,530	93,175	161,655	145,004	130,966
Operating income	30,746	45,012	14,607	88,914	93,448
Other income, net:					
Net gain (loss) from investments	7,888	(1,103)	14,253	6,716	5,187
Gain on sale of PCS licenses, net	-	17,614	-	-	-
Interest and dividend income	4,634	5,117	6,850	9,745	9,461
Interest expense	(1,876)	(2,212)	(3,438)	(3,714)	(6,174)
Other	(109)	-	-	-	-
Total other income, net	10,537	19,416	17,665	12,747	8,474
Income before income taxes and minority interest	41,283	64,428	32,272	101,661	101,922
Income taxes	3,077	5,451	10,467	40,257	39,342
Minority interest	1,529	1,710	3,270	3,409	1,482
Net income	$ 36,677	$ 57,267	$ 18,535	$ 57,995	$ 61,098
Net income per share:					
Basic			$ 0.64	$ 1.96	$ 2.06
Diluted			$ 0.64	$ 1.94	$ 2.03
Weighted average shares outstanding:					
Basic			29,117	29,575	29,666
Diluted			29,117	29,914	30,783

	December 31,				
	1997	1998	1999	2000	2001
	(In thousands, except assets under management)				
Balance Sheet Data					
Total assets	$232,736	$254,675	$243,062	$317,804	$486,394
Total liabilities and minority interest	69,117	59,775	95,486	115,607	211,097
Total stockholders' equity	$163,619	$194,900	$147,576	$202,197	$275,297
Assets Under Management (unaudited) (at period end, in millions):					
Mutual Funds	$ 6,146	$ 8,197	$ 11,640	$ 12,113	$ 11,955
Separate Accounts	7,013	7,957	10,064	11,001	12,233
Partnerships	138	146	230	437	573
Total (a)	$ 13,297	$ 16,300	$ 21,934	$ 23,551	$ 24,761

	Year Ended December 31, 1999
	(In thousands, except per share data)
Unaudited Pro Forma Income Statement Data	
Revenues:	
Investment advisory and incentive fees	$ 147,414
Commission revenue	11,856
Distribution fees and other income	16,992
Total revenues	176,262
Expenses:	
Compensation costs	71,860
Management fee	9,057
Other operating expenses	28,894
Non-recurring charge	50,725
Total expenses	160,536
Operating income	15,726
Other income:	
Net gain from investments	12,350
Interest and dividend income	6,374
Interest expense	(3,653)
Total other income, net	15,071
Income before income taxes and minority interest	30,797
Income taxes	12,728
Minority interest	3,270
Net income	$ 14,799 (b)
Net income per share:	
Basic and diluted	$ 0.50 (b)
Weighted average shares outstanding:	
Basic and diluted	29,890

The foregoing unaudited pro forma income statement data gives effect to (i) the Reorganization, including the gain from investments, the reduction in interest and dividend income, the lower management fee and the increase in interest expense as if the Employment Agreement (see Note I to the Consolidated Financial Statements) had been in effect for the full year ended December 31,

1999 and (ii) the additional income taxes which would have been recorded if GFI had been a "C" corporation instead of an "S" corporation based on tax laws in effect. The unaudited pro forma data does not give effect to the use of proceeds received from the Offering for the period prior to the Offering.

The unaudited pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable under the circumstances. The pro forma financial data does not purport to represent the results of operations or the financial position of the Company which actually would have occurred had the Reorganization been consummated on the aforesaid dates, or project the results of operations or the financial position of the Company for any future date or period.

(a) Effective April 14, 1997, Gabelli Fixed Income L.L.C. was restructured such that the Company's ownership increased from 50% to 80.1%, thereby causing Gabelli Fixed Income L.L.C. to become a consolidated subsidiary of the Company. Accordingly, for periods after April 14, 1997, the assets managed by Gabelli Fixed Income L.L.C. are included in the Company's assets under management.

(b) Excluding the non recurring charge related to the note payable ($30.9 million, net of tax benefit of $19.8 million, or $1.03 per share) net income and net income per share for the year ended December 31, 1999 were $45.7 million and $1.53, respectively.

Item 7: *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the Consolidated Financial Statements and the notes thereto included in Item 8 to this report.

Basis of Presentation

Gabelli Asset Management Inc. (the "Company"), incorporated in April 1998, had no significant assets or liabilities and did not engage in any substantial business activities prior to the public offering ("Offering") of its shares. On February 9, 1999, the Company exchanged 24 million shares of its Class B Common Stock, representing all of its then issued and outstanding common stock, to Gabelli Funds, Inc. ("GFI") and two of its subsidiaries in consideration for substantially all of the operating assets and liabilities of GFI related to its institutional and retail asset management, mutual fund advisory, underwriting and brokerage business (the "Reorganization"). GFI was subsequently renamed Gabelli Group Capital Partners, Inc. ("GGCP").

Immediately following the Reorganization, the Company sold 6 million shares of its Class A Common Stock in an initial public offering. On February 17, 1999 the Offering was completed and the Company received proceeds, net of fees and expenses, of approximately $96 million. Following the Offering, GFI owned 80% of the outstanding common stock of the Company. For periods after the Offering, the Company's financial statements will reflect the financial condition and results of operations of Gabelli Asset Management Inc. and the historical results of GFI will be shown as predecessor financial statements.

Overview

The Company's revenues are largely based on the level of assets under management in its businesses as well as the level of fees associated with its various investment products. Growth in revenues generally depends on good investment performance, which increases assets under management by increasing the value of existing assets under management, contributing to higher investment and lower redemption rates and facilitating the ability to attract additional investors while maintaining current fee levels. Growth in assets under management is also dependent on being able to access various distribution channels, which is usually based on several factors, including performance and service. Historically, the Company depended primarily on direct distribution of its products and services, but since 1995 has increasingly participated in Third-Party Distribution Programs, particularly NTF Programs. A majority of the Company's cash inflows to mutual fund products have come through these channels since 1998. Fluctuations in financial markets also have a substantial effect on assets under management and results of operations, although the Company's extensive use of variable compensation programs tends to moderate the effects of fluctuations in revenues. The Company's largest source of revenues is investment advisory fees, which are based on the amount of assets under management in its Mutual Funds and Separate Accounts. Advisory fees from the Mutual Funds are computed daily or weekly, while advisory fees from the Separate Accounts are generally computed quarterly based on account values as of the end of the preceding quarter. These revenues vary depending upon the level of sales compared with redemptions, financial market conditions and the fee structure for assets under management. Revenues derived from the equity oriented portfolios generally have higher management fee rates than fixed income portfolios.

Commission revenues consist of brokerage commissions derived from securities transactions executed on an agency basis on behalf of mutual funds, institutional and high net worth clients as well as investment banking revenue, which consists of underwriting profits, selling concessions and management fees associated with underwriting activities.

Distribution fees and other income primarily include distribution fees payable in accordance with Rule 12b-1 ("12b-1") of the Investment Company Act of 1940, as amended (the "Investment Company Act"), along with sales charges and underwriting fees associated with the sale of the Mutual Funds plus other revenues. Distribution fees fluctuate based on the level of assets under management and the amount and type of Mutual Funds sold directly by the Company and through various distribution channels. During 1997, the 12b-1 plans for 15 of the open-end Mutual Funds were restructured as compensation plans with annual fees set at 25 basis points of average assets under management. Previously, these plans reimbursed the Company for actual distribution expenses incurred, up to 25 basis points of average assets under management.

Compensation costs include variable and fixed compensation and related expenses paid to the officers, portfolio managers, sales, trading, research and all other staff members of the Company.

Other operating expenses include product distribution and promotion costs, clearing charges and fees for the Company's brokerage operation, rental of office space and electronic data equipment and services, insurance, client servicing and other general and administrative operating costs.

Interest and dividend income, interest expense and net gain (loss) from investments (which includes both realized and unrealized gains) is derived from proprietary investments of the Company's capital in various public and private investments. Prior to the date of the Reorganization, net gain (loss) from investments was derived primarily from the assets that were distributed to GFI and also included the results of GFI's hedging activities. As part of an overall hedge of the risks associated with GFI's proprietary investment portfolio, GFI entered into transactions in domestic equity index contracts. These financial instruments represented future commitments to sell an underlying index for specified amounts at specified future dates. In connection with the Formation Transactions, the Company distributed most of the proprietary investment portfolio (which included the hedging activities) to GFI.

As a result of the Offering, the Company became taxable as a "C" corporation for Federal and state income tax purposes and paid taxes at an effective rate considerably higher than when Gabelli Asset Management Inc. and certain of its subsidiaries were treated as Subchapter "S" corporations.

Minority interest represents the share of net income attributable to the minority stockholders, as reported on a separate company basis, of the Company's consolidated majority-owned subsidiaries.

Operating Results for the Year Ended December 31, 2001 as Compared to the Year Ended December 31, 2000

Total revenues for the year ended December 31, 2001 were $224.4 million versus $233.9 million for the year ended December 31, 2000. Assets under management ended the year at $24.8 billion, a 5% increase over prior year end assets under management of $23.6 billion. The growth in assets under management of $1.2 billion in 2001 was driven by net new cash flows of $2.7 billion, which was partially offset by the overall decline in equity market valuations.

Investment advisory and incentive fees, which comprised 83% of total revenues in 2001, were $186.1 million, $4.1 million or 2% below the comparable 2000 revenues of $190.2 million. The increase in advisory fees for our institutional and high net worth Separate Accounts and Alternative Investment accounts were more than offset by lower Mutual Fund revenues and incentive performance fees from Alternative Investment products. Revenues from institutional and high net worth Separate Accounts rose 10% or $6.4 million as assets under management in these accounts grew 11% to $12.2 billion in 2001 versus $11.0 billion in 2000. Net cash flows into Separate Accounts for 2001 were $1.4 billion. Although Mutual Fund assets under management remained virtually unchanged, at $12.0 billion at December 31, 2001 versus $12.1 billion at December 31, 2000, revenues declined $7.4 million or 7% due to lower average assets under management in our open end equity funds and resulting shift in product mix from higher fee equity products to fixed income products. The average assets under management in the open end equity mutual funds were $8.6 billion in 2001, 7.7% lower than the prior year average of $9.3 billion. Net cash flows into Mutual Funds were $1.2 billion during 2001, including $800 million into equity products. The positive cash flows into equity products in 2001 were offset by a decline of $1.4 billion in equity market valuations which impacted the overall revenue mix. Revenues from Alternative Investment products benefited from a 31% increase in assets under management which increased advisory fees $1.8 million in 2001 over the prior year. The increase in managed assets was primarily the result of net cash inflows for the year as overall market performance in 2001 was flat. Performance fees, as a result, were $4.9 million or 62% lower in 2001 versus the prior year.

Commission revenues in 2001 were $15.9 million, a decrease of $0.9 million, or 5%, from commission revenues of $16.8 million in 2000. The lower commission revenues result from a decline in agency trading activity for accounts managed by affiliated companies. Commission revenues derived from transactions on behalf of the Mutual Funds and Separate Accounts clients totaled $13.5 million, or approximately 86% of total commission revenues in 2001.

Distribution fees and other income declined 17% to $22.4 million in 2001 from $26.9 million in 2000. Included in 2000 revenues was a one time $3.1 million investment banking fee. Excluding this fee the year to year decline was 6% or $1.4 million principally the result of lower distribution fees and reflecting the lower average assets under management in open end mutual funds.

Total expenses were $131.0 million in 2001, a decrease of $14.0 million, or 10%, from total expenses of $145.0 million in 2000. Operating income as a percentage of total revenues rose to 42% in 2001 from 38% in 2000. Compensation costs, which are largely variable in nature and increase or decrease as revenues grow or decline, decreased approximately $11.3 million, or 12%, to $85.8 million in 2001 from $97.1 million in 2000. Management fee expense, which is totally variable and increases or decreases as pre-tax profits grow or decline, was $11.3 million in both 2000 and 2001. Other operating expenses, which include marketing, promotion and distribution costs as well as general operating expenses were $33.9 million in 2001, a decrease of approximately $2.8 million, or 8%, from $36.7 million in 2000. Included in other operating costs are distribution payments to third party intermediaries which totaled $12.3 million in 2001, an increase of $0.2 million, or 2%, from $12.1 million in 2000. Mutual fund administration and distribution expenses and brokerage clearing charges accounted for more than $1.0 million of the decrease in the remaining costs on a year to year basis.

Net gain from investments, which is derived from the Company's proprietary investment portfolio, was approximately $5.2 million for the year ended December 31, 2001 compared to a net gain of $6.7 million for 2000. Interest and dividend income was $9.5 million in 2001 compared to $9.7 million in 2000. Interest expense rose $2.5 million to $6.2 million in 2001, from $3.7 million in 2000. The increase in interest expense is attributable to the issuance of a $100 million convertible note in August 2001. The note pays interest at a rate of 6.5% per year through August 2002 and 6% thereafter. The note is convertible, at the holder's option, into shares of the Company's Class A Common Stock at $53 per share.

The effective tax rate for 2001 was 38.6% down from the 2000 effective tax rate of 39.6% primarily from lower applicable state and local income taxes.

Minority interest expense was $1.5 million in 2001 down 56% from $3.4 million in 2000. The decrease in expense is primarily attributable to the Company's increased ownership in Gabelli Securities, Inc. During 2001 the Company raised its ownership interest to 92% versus 77% at the end of the prior year.

Shares outstanding on a diluted basis at December 31, 2001 were 30.8 million and included 0.7 million shares from the assumed conversion of the Company's convertible note for the period outstanding from its issuance in August 2001. The full number of shares which may be issued upon conversion of this note and which will be included in the calculation of diluted shares outstanding in 2002 is approximately 1.9 million.

Operating Results for the Year Ended December 31, 2000 as Compared to the Year Ended December 31, 1999

Total revenues for the year ended December 31, 2000 were $233.9 million, an increase of $57.7 million, or 33%, compared to $176.3 million for the year ended December 31, 1999. Investment advisory and incentive fees, comprising 81% of total revenues, increased $42.8 million, or 29%, to $190.2 million, as the Company experienced strong growth in the level of average assets under management in each of its Mutual Funds, Separate Accounts and Alternative Investments businesses. Average total assets under management, which is the basis for investment advisory and incentive fees, were $23.1 billion in 2000, an increase of $4.6 billion, or 25%, compared to average assets under management of $18.5 billion in 1999. Total assets under management at December 31, 2000 were $23.6 billion, an increase of $1.6 billion or 7% from assets under management of $21.9 billion at December 31, 1999. Assets under management in Mutual Funds were $12.1 billion at December 31, 2000, an increase of approximately $0.5 billion, or 4%, from December 31, 1999. This increase represents approximately $1.7 billion in net cash inflows and $0.1 billion in assets acquired, offset by $1.3 billion in market-related depreciation. Assets under management in Separate Accounts were $11.0 billion at December 31, 2000, an increase of $0.9 billion or 9% from $10.1 billion at December 31, 1999. This increase represents approximately $1.0 billion in net cash inflows offset by $0.1 billion in market-related depreciation.

Commission revenues in 2000 were $16.8 million, an increase of $4.9 million, or 42%, from commission revenues of $11.9 million in 1999. The increase resulted from increased agency trading activity for accounts managed by affiliated companies. Commission revenues derived from transactions on behalf of the Mutual Funds and Separate Accounts clients totaled $14.5 million, or approximately 87% of total commission revenues in 2000.

Distribution fees and other income increased more than 58% to $26.9 million in 2000 from $17.0 million in 1999. Increased 12b-1 fees, resulting from the 41% growth in assets under management in our open end equity mutual funds, to $22.9 million, and a $3.1 million investment banking fee were the principal components for this increase.

Total expenses were $145.0 million in 2000, an increase of $34.1 million, or 31%, from $110.9 million, excluding a $50.7 million non-recurring charge, in 1999. Operating income as a percentage of total revenues rose to 38% in 2000 from 37% in 1999. Compensation costs, which are largely variable in nature and increase or decrease as revenues grow or decline, increased approximately $25.2 million, or 35%, to $97.1 million in 2000 from $71.9 million in 1999. Management fee expense, which is totally variable and increases or decreases as pre-tax profits grow or decline, was $11.3 million in 2000, an increase of $1.1 million, or 11%, from $10.2 million for the year ended December 31, 1999. Other operating expenses, which include marketing, promotion and distribution costs as well as general operating expenses were $36.7 million in 2000, an increase of approximately $7.8 million, or 27%, from $28.9 million in 1999. Mutual fund administration and distribution expenses and brokerage clearing charges accounted for more than $6.4 million, or 82%, of this increase.

Net gain from investments, which is derived from the Company's proprietary investment portfolio, was approximately $6.7 million for the year ended December 31, 2000 compared to a net gain of $14.3 million for 1999. Included in the net gain for 1999 was $2.3 million which was derived from the proprietary portfolio distributed to GFI as part of the Reorganization. Interest and dividend income was $9.7 million in 2000 compared to $6.9 million in 1999. Interest expense rose $0.3 million to $3.7 million in 2000, from $3.4 million in 1999.

Income taxes increased to $40.3 million, an effective tax rate of 39.6%, in 2000 from $10.5 million and an effective tax rate of 32.4% for 1999. This increase is principally due to the 1999 conversion of the Company from an "S" Corporation to a "C" Corporation for Federal and state income tax purposes. Income taxes for 1999 is net of the $19.8 million deferred tax benefit resulting from the $50.7 million non recurring charge.

Minority interest expense increased to $3.4 million in 2000 from $3.3 million in 1999. This increase is reflective of additional income attributable to the minority interests of the Company's majority controlled subsidiaries, GSI, Fixed Income and Advisers.

Liquidity and Capital Resources

The Company's principal assets consist of cash, short-term investments, securities held for investment purposes and investments in partnerships in which the Company is either a general or limited partner. Short-term investments are comprised primarily of United States treasury securities with maturities of less than one year and money market funds managed by the Company. Although investments in investment partnerships are for the most part illiquid, the underlying investments of such partnerships are for the most part liquid and the valuations of the investment partnerships reflect that underlying liquidity.

Summary cash flow data is as follows:

	1999	2000	2001
		(in thousands)	
Cash flows provided by (used in):			
Operating activities	$ (13,454)	$ (1,918)	$ 139,573
Investing activities	4,073	(28,093)	(375)
Financing activities	62,191	(3,750)	96,978
Increase (decrease) in cash and cash equivalents	52,810	(33,761)	236,176
Cash and cash equivalents at beginning of year	50,222	103,032	69,271
Cash and cash equivalents at end of year	$ 103,032	$ 69,271	$ 305,447

Cash and liquidity requirements have historically been met through operating activities and the Company's borrowing capacity. At December 31, 2001, the Company had cash and cash equivalents of $305.4 million, an increase of $236.2 million from the prior year-end.

Cash provided by operating activities of $139.6 million in 2001 results primarily from $70.6 million provided by the proceeds from net sales of equity securities and U.S. government obligations which, due to their maturities, are not classified as cash equivalents, as well as cash provided by net income of $61.1 million. Cash used in operating activities of $1.9 million in 2000 results primarily from $64.7 million used for net purchases of equity securities and U.S. government obligations partially offset by cash provided by net income of $58.0 million.

Cash used in investing activities of $0.4 million in 2001 is primarily due to investments in partnerships and affiliates of $33.6 million, offset by distributions from partnerships of $26.2 million and proceeds from sales of available for sale securities of $8.4 million. Cash used in investing activities of $28.1 million in 2000 is primarily due to investments in partnerships and affiliates of $32.5 million.

Cash provided by financing activities of $97.0 million in 2001 was largely due to the issuance of a $100 million convertible note to Cascade Investment LLC, partially offset by the purchase of additional treasury stock during the year of $3.1 million. The note pays interest 6.5% during the first year and 6% thereafter. The note is convertible, at the option of the holder, into shares of Class A Common Stock at $53 per share. Further, at the option of the holder, this note can be put back to the Company at par on August 13, 2002 or August 13, 2003. Cash used in financing activities of $3.8 million in 2000 was largely due to the purchase of additional treasury stock during the year.

The Company has received investment grade ratings from two well respected ratings agencies, Moody's Investors Services and Standard and Poor's Ratings Services. In assigning their investment ratings both agencies noted the Company's strong brand, high operating margins and increasing cash flows in assets under management. The addition of investment grade ratings from two respected agencies is expected to provide greater access to the capital markets and enhance liquidity.

Gabelli & Company is registered with the Commission as a broker-dealer and is a member of the NASD. As such, it is subject to the minimum net capital requirements promulgated by the Commission. Gabelli & Company's net capital has historically exceeded these minimum requirements. Gabelli & Company computes its net capital under the alternative method permitted by the Commission, which requires minimum net capital of $250,000. As of December 31, 2000 and 2001, Gabelli & Company had net capital, as defined, of approximately $16.0 million and $10.4 million, respectively, exceeding the regulatory requirement by approximately $15.8 million and $10.2 million, respectively. Regulatory net capital requirements increase when Gabelli & Company is involved in underwriting activities.

Market Risk

The Company is subject to potential losses from certain market risks as a result of absolute and relative price movements in financial instruments due to changes in interest rates, equity prices and other factors. The Company's exposure to market risk is directly related to its role as financial intermediary and advisor for assets under management in its mutual funds, institutional and separate accounts business and its proprietary investment and trading activities. At December 31, 2001, the Company's primary market risk exposure was for changes in equity prices and interest rates. At December 31, 2000 and 2001, the Company had equity investments, including mutual funds largely invested in equity products, of $57.3 million and $52.8 million, respectively. Investments in mutual funds, $32.2 million and $38.9 million at December 31, 2000 and 2001, respectively, generally lower market risk through the diversification of financial instruments within their portfolios. In addition, the Company may alter its investment holdings from time to time in response to changes in market risks and other factors considered appropriate by management.

The Company's exposure to interest rate risk results, principally, from its investment of excess cash in government obligations. These investments are primarily short term in nature and the fair value of these investments generally approximates market value.

The Company's revenues are largely driven by the market value of its assets under management and are therefore exposed to fluctuations in market prices of these assets, which are largely readily marketable equity securities. Investment advisory fees for mutual funds are based on average daily or weekly asset values. Management fees earned on institutional and separate accounts, for any given quarter, are determined based on asset values on the last day of the preceding quarter. Any significant increases or decreases in market value of assets managed which occur on the last day of the quarter will result in a relative increase or decrease in revenues for the following quarter.

Recent Accounting Developments

In 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 ("Accounting for Derivative Instruments and Hedging Activities"). SFAS No. 133, as amended, establishes standards for recognizing and fair valuing derivative financial instruments. SFAS No. 133 is required to be adopted for fiscal years beginning after January 1, 2001. The implementation of this statement did not have any significant effect on the Company's reported financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, intangible assets with indefinite lives and goodwill will no longer be required to be amortized. Instead, these assets will be evaluated annually for impairment. The Company will adopt the provisions of SFAS 142 at the beginning of 2002 and does not expect the adoption to have a material impact to the Company's financial position or its results of operations.

Seasonality and Inflation

The Company does not believe its operations are subject to significant seasonal fluctuations. The Company does not believe inflation will significantly affect its compensation costs as they are substantially variable in nature. However, the rate of inflation may affect Company expenses such as information technology and occupancy costs. To the extent inflation results in rising interest rates and has other effects upon the securities markets, it may adversely affect the Company's financial position and results of operations by reducing the Company's assets under management, revenues or otherwise.

Item 7A: *Quantitative and Qualitative Disclosures About Market Risk*

Reference is made to the information contained under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Market Risk."

Item 8: *Financial Statements and Supplementary Data*

Reference is made to the Index on page F-1 of the Consolidated Financial Statements of the Company and the Notes thereto contained herein.

Item 8: *Financial Statements and Supplementary Data*

GABELLI ASSET MANANAGEMENT INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission that are not required under the related instructions or are inapplicable have been omitted.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Gabelli Asset Management Inc. and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of Gabelli Asset Management Inc. and Subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gabelli Asset Management Inc. and Subsidiaries at December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

New York, New York
March 18, 2002

GABELLI ASSET MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,		
	1999	2000	2001
	(In thousands, except per share data)		
Revenues			
Investment advisory and incentive fees	$ 147,414	$ 190,200	$ 186,124
Commission revenue	11,856	16,805	15,939
Distribution fees and other income	16,992	26,913	22,351
Total revenues	176,262	233,918	224,414
Expenses			
Compensation costs	71,860	97,055	85,754
Management fee	10,153	11,296	11,325
Other operating expenses	28,917	36,653	33,887
Non recurring charge	50,725	-	-
Total expenses	161,655	145,004	130,966
Operating income	14,607	88,914	93,448
Other Income (Expense)			
Net gain from investments	14,253	6,716	5,187
Interest and dividend income	6,850	9,745	9,461
Interest expense	(3,438)	(3,714)	(6,174)
Total other income, net	17,665	12,747	8,474
Income before income taxes and minority interest	32,272	101,661	101,922
Income taxes	10,467	40,257	39,342
Minority interest	3,270	3,409	1,482
Net Income	$ 18,535	$ 57,995	$ 61,098
Net income per share:			
Basic	$ 0.64	$ 1.96	$ 2.06
Diluted	$ 0.64	$ 1.94	$ 2.03
Weighed average shares outstanding:			
Basic	29,117	29,575	29,666
Diluted	29,117	29,914	30,783
Pro forma data (unaudited):			
Income before income taxes and minority interest as reported	$ 32,272		
Pro forma interest expense on $50 million note payable	(338)		
Pro forma management fee adjustment from 20% to 10% of pre tax profits	1,096		
Pro forma reallocation of expenses to the new parent company	23		
Pro forma effect on income and expenses of Distribution of assets and liabilities	(2,256)		
Pro forma provision for income taxes	(12,728)		
Pro forma minority interest	(3,270)		
Pro forma net income	$ 14,799		
Pro forma net income per share:			
Basic and diluted	$ 0.50		
Pro forma weighted average shares outstanding:			
Basic and diluted	29,890		

See accompanying notes.

GABELLI ASSET MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2000	December 31, 2001
	(In thousands, except share data)	
ASSETS		
Cash and cash equivalents	$ 69,271	$ 305,447
Investments in securities	134,520	56,293
Investment in partnerships and affiliates	56,546	65,838
Receivable from broker	3,853	36
Investment advisory fees receivable	15,307	14,651
Notes and other receivables from affiliates	11,584	11,860
Capital lease	2,939	2,693
Deferred income taxes	19,382	18,661
Intangible assets	1,340	4,653
Other assets	3,062	6,262
Total assets	$ 317,804	$ 486,394
LIABILITIES AND STOCKHOLDERS' EQUITY		
Note payable	$ 50,000	$ 50,000
Payable to broker	-	8,554
Income taxes payable	7,468	4,733
Capital lease obligation	3,541	3,492
Compensation payable	25,670	21,183
Accrued expenses and other liabilities	11,077	15,524
Total liabilities	97,756	103,486
Convertible note	-	100,000
Minority interest	17,851	7,611
Stockholders' equity:		
Class A Common Stock, $.001 par value; 100,000,000 shares authorized; 6,000,000 and 6,550,000 shares issued respectively	6	7
Class B Common Stock, $.001 par value; 100,000,000 shares authorized; 24,000,000 and 23,450,000 shares issued and outstanding, respectively	24	23
Additional paid-in capital	117,046	126,001
Retained earnings	93,151	154,249
Accumulated comprehensive loss	-	(168)
Treasury stock, at cost (480,700 and 172,096 shares, respectively)	(8,030)	(4,815)
Total stockholders' equity	202,197	275,297
Total liabilities and stockholders' equity	$ 317,804	$ 486,394

See accompanying notes.

GABELLI ASSET MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 1999, 2000 and 2001
(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Notes Receivable	Total
Balance at December 31, 1998	$ 2	$ 21,471	$ 184,141	$ -	$ -	$ (10,714)	$ 194,900
Net income	-	-	18,535	-	-	-	18,535
Issuance of 6,000,000 shares, Class A Common Stock	6	95,575	-	-	-	-	95,581
Issuance of 24,000,000 shares, Class B Common Stock	24	-	-	-	-	-	24
Distribution to GFI	(2)	-	(165,271)	-	-	10,714	(154,559)
Distribution to stockholders	-	-	(2,249)	-	-	-	(2,249)
Purchase of treasury stock	-	-	-	-	(4,656)	-	(4,656)
Balance at December 31, 1999	30	117,046	35,156	-	(4,656)	-	147,576
Net income	-	-	57,995	-	-	-	57,995
Purchase of treasury stock	-	-	-	-	(3,374)	-	(3,374)
Balance at December 31, 2000	30	117,046	93,151	-	(8,030)	-	202,197
Comprehensive income:							
Net income	-	-	61,098	-	-	-	61,098
Other comprehensive loss:							
Net unrealized losses on securities available for sale, net of management fees and income tax benefit of $136 ...	-	-	-	(168)	-	-	(168)
Total comprehensive income							60,930
Issuance of treasury stock in GSI exchange	-	8,955	-	-	6,268	-	15,223
Purchase of treasury stock	-	-	-	-	(3,053)	-	(3,053)
Balance at December 31, 2001	$ 30	$ 126,001	$ 154,249	$ (168)	$ (4,815)	$ -	$ 275,297

See accompanying notes.

GABELLI ASSET MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		
	1999	2000	2001
		(In thousands)	
Operating activities			
Net income	$18,535	$57,995	$61,098
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in earnings of partnerships and affiliates	(6,793)	(7,435)	(1,949)
Depreciation and amortization	740	706	769
Deferred income taxes	(16,887)	(2,495)	721
Minority interest in income of subsidiaries	3,270	3,409	1,482
Realized losses on available for sale securities	-	-	320
Non-recurring charge	50,725	-	-
(Increase) decrease in operating assets:			
Investments in securities	(63,446)	(64,729)	70,635
Investment advisory fees receivable	(5,418)	(1,038)	656
Notes and other receivables from affiliates	(8,483)	5	(276)
Other receivables	-	(798)	(650)
Receivable from broker	529	(3,853)	3,817
Other assets	1,826	(773)	(2,919)
Increase (decrease) in operating liabilities:			
Payable to broker	5,637	(5,637)	8,554
Income taxes payable	1,592	2,876	(2,629)
Compensation payable	4,417	15,410	(4,457)
Securities sold, but not yet purchased	(338)	(2)	-
Accrued expenses and other liabilities	640	4,441	4,401
Total adjustments	(31,989)	(59,913)	78,475
Net cash provided by (used in) operating activities	(13,454)	(1,918)	139,573
Investing activities			
Purchases of available for sale securities	-	-	(1,394)
Proceeds from sales of available for sale securities	-	-	8,362
Distributions from partnerships and affiliates	5,554	4,447	26,241
Investments in partnerships and affiliates	(1,481)	(32,540)	(33,584)
Net cash provided by (used in) investing activities	4,073	(28,093)	(375)
Financing activities			
Distributions to shareholders	(10,023)	-	-
Cash included in deemed distribution	(18,170)	-	-
Purchase of minority stockholders' interest	(579)	(376)	31
Proceeds from issuance of common stock	95,619	-	-
Proceeds from issuance of convertible note	-	-	100,000
Purchase of treasury stock	(4,656)	(3,374)	(3,053)
Net cash provided by (used in) financing activities	62,191	(3,750)	96,978
Net increase (decrease) in cash and cash equivalents	52,810	(33,761)	236,176
Cash and cash equivalents at beginning of year	50,222	103,032	69,271
Cash and cash equivalents at end of year	$ 103,032	$ 69,271	$ 305,447
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 3,438	$ 3,714	$ 6,174
Cash paid for income taxes	$ 25,762	$ 39,884	$ 41,421
Supplemental disclosures of non-cash financing activities			
Treasury stock exchanged for subsidiary stock held by minority stockholders	$ -	$ -	$ 15,223
Securities reclassified to available for sale	$ -	$ -	$ 14,278

See accompanying notes

A. Significant Accounting Policies

Basis of Presentation

Gabelli Asset Management Inc. ("GBL" or the "Company" and where the context requires, the "Company" includes its predecessors and its consolidated subsidiaries) was incorporated in April 1998 in the state of New York, with no significant assets or liabilities and did not engage in any substantial business activities prior to the initial public offering ("Offering") of its shares. On February 9, 1999, the Company exchanged 24 million shares of its Class B Common Stock, representing all of its then issued and outstanding common stock, with Gabelli Funds, Inc. ("GFI") and two of its subsidiaries in consideration for substantially all of the operating assets and liabilities of GFI, relating to its institutional and retail asset management, mutual fund advisory, underwriting and brokerage business (the "Reorganization"). GBL distributed net assets and liabilities, principally a proprietary investment portfolio, of approximately $165 million, including cash of $18 million, which has been recorded for accounting purposes as a deemed distribution to GFI. GFI was later renamed Gabelli Group Capital Partners, Inc. ("GGCP").

On February 17, 1999, the Company completed its sale of 6 million shares of Class A Common Stock in the Offering and received proceeds, after fees and expenses, of approximately $96 million. Immediately after the Offering GFI owned 80% of the outstanding common stock of the Company. In addition, with the completion of the Offering, the Company became a "C" Corporation for Federal and state income tax purposes and is subject to substantially higher income tax rates.

The accompanying consolidated financial statements for periods prior to the date of the Reorganization include the assets, liabilities and earnings of GFI, its wholly-owned subsidiary GAMCO Investors, Inc. ("GAMCO"), and GFI's majority-owned subsidiaries consisting of Gabelli Securities, Inc. ("GSI"), Gabelli Fixed Income L.L.C. ("Fixed Income") and Gabelli Advisers Inc. ("Advisers"). After the Reorganization these financial statements include the accounts of Gabelli Funds, L.L.C., GAMCO and former GFI majority-owned subsidiaries GSI, Fixed Income and Advisers.

At December 31, 1999, 2000 and 2001, the Company owned approximately 77%, 77% and 92%, respectively, of GSI and 41% of Advisers, which, combined with the voting interests of affiliated parties, represented voting control, and 80% of Fixed Income, which commenced operations on April 15, 1997. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of Operations

GAMCO, Gabelli Funds, L.L.C., Fixed Income and Advisers are registered investment advisers under the Investment Advisers Act of 1940. Gabelli & Company, Inc. ("Gabelli & Company") and Gabelli Direct Inc. ("Gabelli Direct") are both wholly owned subsidiaries of GSI, are registered broker-dealers with the Securities and Exchange Commission ("SEC") and are members of the National Association of Securities Dealers, Inc. ("NASD"). Gabelli & Company and Gabelli Direct both act as an introducing broker and all transactions for their customers are cleared through New York Stock Exchange member firms on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying consolidated statements of financial condition. Both of these broker dealers are exposed to credit losses on these open positions in the event of nonperformance by their customers. This exposure is reduced by the clearing brokers' policy of obtaining and maintaining adequate collateral until the open transaction is completed.

Cash Equivalents

Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase.

Securities Transactions

Investments in securities are accounted for as either "trading securities" or "available for sale" and are stated at quoted market values. Securities that are not readily marketable are stated at their estimated fair values as determined by the Company's management. The resulting unrealized gains and losses for trading securities are included in net gain (loss) from investments and the unrealized gains and losses for available for sale securities, net of management fees and tax, are reported as a separate component of stockholders' equity. Securities transactions and any related gains and losses are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Commissions and related clearing charges are recorded on a trade date basis.

Securities sold, but not yet purchased are stated at quoted market values and represent obligations of the Company to purchase the securities at prevailing market prices. Therefore, the future satisfaction of such obligations may be for an amount greater or less than the amounts recorded on the consolidated statements of financial condition. The ultimate gains or losses recognized are dependent upon the prices at which these securities are purchased to settle the obligations under the sales commitments.

Investments in Partnerships and Affiliates

Investments in partnerships, whose underlying assets consist of marketable securities, and investments in affiliates are accounted for using the equity method, under which the Company's share of net earnings or losses of these partnerships and affiliated entities is reflected in income as earned and distributions received are reductions of the investments. Investments in partnerships for which market values are not readily available are stated at their estimated fair values as determined by the Company's management.

Receivables from and Payables to Brokers

Receivables from and payables to brokers consist of amounts arising from the purchases and sales of securities.

Revenue Recognition

Investment advisory fees are based on predetermined percentages of the market values of the portfolios under management and are recognized as revenues as the related services are performed. Investment advisory and distribution fees from the Mutual Funds are computed on average daily net assets and charged to the Funds monthly. Advisory fees earned from institutional and high net worth Separate Accounts are generally computed quarterly based on account values as of the end of the preceding quarter. Performance fees are based upon either the absolute gain in a portfolio or the amount in excess of a specific benchmark index or indices and recognized when earned.

Depreciation and Amortization

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or lease terms, whichever is shorter.

Intangible Assets

The cost in excess of net assets acquired is recorded as goodwill and, through December 31, 2001, was amortized on a straight-line basis over periods of ten to fifteen years. Subsequent to December 31, 2001, goodwill is no longer amortized but, instead, will be reviewed at least annually for impairment, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The new rules require that an assessment for impairment is made whenever events or changes in circumstances indicate that goodwill may not be recoverable based upon expectations of operating income and non-discounted cash flows over its remaining life. Accumulated amortization at December 31, 2000 and 2001 was approximately $791,000 and $1,008,000, respectively.

Income Taxes

The Company accounts for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Future tax benefits are recognized only to the extent that realization of such benefits is more likely than not.

Minority Interest

Minority interest represents the minority stockholders' ownership of Fixed Income, GSI and Advisers. With the exception of GSI, these minority stockholders are principally employees, officers and directors of the Company.

Fair Values of Financial Instruments

The carrying amount of all assets and liabilities, other than goodwill and fixed assets, in the consolidated statements of financial condition approximate their fair values.

Earnings Per Share

Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share". Basic net income per common share is calculated by dividing net income applicable to common stockholders by the weighted average number of shares of common stock outstanding in the period.

Diluted net income per share, in addition to the weighted average determined for basic net income per share, includes common stock equivalents which would arise from the exercise of stock options using the treasury stock method and assumes the conversion of the Company's convertible note for the period outstanding since its issuance in August 2001. An average of 339,000 and 398,000 incremental shares were included as the dilutive effect of stock options in 2000 and 2001, respectively. In 1999 the average of the Company's stock price for the period during which the stock options were outstanding was lower than the exercise price of the stock options and therefore was antidilutive and not included in the calculation of diluted earnings per share. In 2001 net income is adjusted for interest expense, net of management fees and taxes, of $1,365,000 and the weighted average shares outstanding includes 719,000 incremental shares as the dilutive effect of the convertible note from its date of issuance in August 2001.

Business Segments

The Company operates predominantly in one business segment, the investment advisory and asset management industry.

Distribution Costs

The Company incurs certain promotion and distribution costs, which are expensed as incurred, related to the sale of shares of mutual funds advised by the Company (the "Funds").

B. Investments in Securities

Investments in securities at December 31, 2000 and 2001 consisted of the following:

	2000		2001	
	Cost	Market Value	Cost	Market Value
	(In thousands)			
Trading securities:				
U.S. Government Obligations	$ 76,772	$ 77,204	$ 3,476	$ 3,490
Common stocks	22,058	22,919	12,052	12,275
Mutual funds	32,602	32,163	32,217	32,195
Preferred stocks	491	542	-	-
Other investments	1,713	1,692	1,648	1,647
Total trading securities	133,636	134,520	49,393	49,607
Available for sale securities:				
Mutual funds	-	-	6,990	6,686
Total available for sale securities	-	-	6,990	6,686
Total investments in securities	$133,636	$134,520	$ 56,383	$ 56,293

At December 31, 2001 the market value of investments available for sale was $6.7 million. An unrealized holding loss, net of management fees and taxes, of $0.2 million in 2001 has been included in stockholders' equity. Proceeds from sales of investments available for sale were approximately $8.4 million for the period ended December 31, 2001. Realized gains on the sale of investments available for sale amounted to $0.2 million and realized losses were $0.5 million during 2001.

C. Investments in Partnerships and Affiliates

The Company is a co-General Partner of various limited partnerships whose underlying assets consist primarily of marketable securities. As co-General Partner, the Company is contingently liable for all of the partnerships' liabilities. Summary financial information, including the Company's carrying value and income from these partnerships at December 31, 2000 and 2001 and for the years then ended, is as follows (in thousands):

	2000	2001
Total assets	$ 257,498	$ 268,768
Total liabilities	15,488	25,197
Equity	242,010	243,571
Net earnings	28,150	1,991
Company's carrying value	29,739	34,396
Company's income	6,571	94

Income from the above partnerships for the year ended December 31, 1999 was approximately $8,612,000.

The Company's income from these partnerships consists of its pro rata capital allocation and its share of a 20% incentive allocation from the limited partners. The general partners also receive an annual administrative fee based on a percentage of each partnership's net assets. For the years ended December 31, 1999, 2000 and 2001, the Company earned administrative fees of approximately $1,328,000, $1,745,000, and $2,193,000, respectively.

At December 31, 2000 and 2001, the Company had various limited partner interests in unaffiliated limited partnerships aggregating approximately $1,077,000 and $1,161,000, respectively. For the years ended December 31, 1999, 2000 and 2001, the net gains (losses) recorded by the Company in these investments approximated ($8,000), $137,000, and $100,000, respectively.

D. Income Taxes

The Company and its greater than 80% owned subsidiaries file a consolidated federal income tax return. Advisers, the Company's less than 80% owned subsidiary files a separate federal income tax return. Accordingly, the income tax provision represents the aggregate of the amounts provided for all companies.

Prior to the Offering, the Company elected to be taxed as a Subchapter S Corporation for Federal and state income tax purposes. Pursuant to this election earnings were subject to tax at the stockholder level rather than the corporate level. Therefore, no provision was made for Federal income tax on earnings generated by the Company in the consolidated financial statements prior to the Offering. In conjunction with the Offering, the S Corporation status was terminated after February 17, 1999 and the Company became subject to a substantially higher Federal and state income tax rate. The Federal and state income tax provisions for periods prior to the Offering are substantially those of GSI.

The provision (benefit) for income taxes for the years ended December 31, 1999, 2000 and 2001 consisted of the following:

	1999	2000	2001
		(In thousands)	
Federal:			
Current	$ 23,895	$ 36,945	$ 33,089
Deferred	(15,350)	(2,329)	842
State and local:			
Current	5,119	5,807	5,426
Deferred	(3,197)	(166)	(15)
	$ 10,467	$ 40,257	$ 39,342

The Company's effective tax rate for each of the years ended December 31, 1999, 2000 and 2001 was 32.4%, 39.6% and 38.6%, respectively. A reconciliation of the Federal statutory income tax rate to the effective tax rate is set forth below:

	1999	2000	2001
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of Federal benefit	3.9	3.6	3.4
GFI's pre-Offering earnings not subject to tax	(7.7)	-	-
Other	1.2	1.0	0.2
Effective income tax rate	32.4%	39.6%	38.6%

Significant components of the Company's deferred tax assets and liabilities were as follows:

	2000	2001
Deferred tax assets:	(in thousands)	
Deferred compensation	$19,830	$ 19,830
Available for sale	-	16
Other deferred	1,385	1,419
	21,215	21,265
Deferred tax liabilities:		
Investments in securities and partnerships	(1,468)	(2,565)
Other	(365)	(39)
Total deferred tax liabilities	(1,833)	(2,604)
Net deferred tax assets	$19,382	$ 18,661

SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset may not be realized. Since the Company has a history of generating pre-tax earnings and is expected to generate pre-tax earnings in future years sufficient to realize the full benefit of the deferred tax assets, no valuation allowance has been recorded.

E. Debt

Debt consists of the following:

	2000	2001
Note payable	$ 50,000	$ 50,000
Convertible note	-	100,000
Total	$ 50,000	$ 150,000

In conjunction with the Reorganization, the Company entered into an Employment Agreement with its Chairman and Chief Executive Officer ("Chairman") which, in part, provides that the Chairman will be paid $50 million on January 2, 2002. Interest was payable quarterly at an annual rate of 6% from the date of the Agreement. This payment, plus related costs and net of a related deferred tax benefit of $19.8 million, has been reflected as a one time charge to earnings in the first quarter of 1999 and the liability has been recorded as a note payable. Interest expense recorded on this note was $3,000,000 for both of the years ended December 31, 2000 and 2001. The note was paid in full on January 2, 2002.

On August 13, 2001, the Company issued a 10-year, $100 million convertible note to Cascade Investment LLC ("Cascade"). The convertible note, due August 14, 2011, pays interest semi-annually at 6.5% for the first year and 6% thereafter and is convertible into the Company's Class A Common Stock at $53 per share. The note provides the holder with certain put rights, at par plus accrued interest, on August 13, 2002 and 2003. As a result of the purchase, and upon conversion, Cascade will own approximately 6% of the Company's aggregate outstanding common stock.

F. Stockholders' Equity

Stock Award and Incentive Plan

On February 5, 1999, the Board of Directors adopted the 1999 Gabelli Asset Management Inc. Stock Award and Incentive Plan (the "Plan"), designed to provide incentives which will attract and retain individuals key to the success of the Company through direct or indirect ownership of the Company's common stock. Benefits under the Plan may be granted in any one or a combination of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents and other stock or cash based awards. A maximum of 1,500,000 shares Class A Common Stock have been reserved for issuance by a committee of the Board of Directors charged with administering the Plan. Under the Plan, the committee may grant either incentive or nonqualified stock options with a term not to exceed ten years from the grant date and at an exercise price that the committee may determine. Options granted under the Plan vest 75% after three years and 100% after four years from the date of grant and expire after ten years.

A summary of the stock option activity for the years ended December 31, 2000 and 2001 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 1999	1,093,500	$ 16.28
Granted	171,000	$ 17.49
Forfeited	(119,500)	$ 17.39
Outstanding, December 31, 2000	1,145,000	$ 16.34
Granted	172,500	$ 31.62
Forfeited	(71,500)	$ 18.33
Outstanding, December 31, 2001	1,246,000	$ 18.34
Shares available for future issuance at December 31, 2001	254,000	

None of the options granted were exercisable at December 31, 2000 or December 31, 2001.

The Company has elected to account for stock options under the intrinsic value method. Under the intrinsic value method, compensation expense is recognized only if the exercise price of the employee stock option is less than the market price of the underlying stock on the date of grant.

The weighted average estimated fair value of the options granted at their grant date using the Black-Scholes option-pricing model was as follows:

	1999	2000	2001
Weighted average fair value of options granted:	$ 9.38	$ 9.13	$ 18.29
Assumptions made:			
Expected volatility	36%	32%	45%
Risk free interest rate	5.14%	6.66%	5.00%
Expected life	8 years	8 years	8 years
Dividend yield	0%	0%	0%

The dividend yield reflects the assumption that no payout will be made in the foreseeable future. The expected life is an estimate and is not necessarily indicative of exercise patterns which may, in fact, occur. The weighted average remaining contractual life of the outstanding options at December 31, 2001 was 7.5 years.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plan. Accordingly, no compensation expense is recognized where the exercise price equals or exceeds the market price of the underlying stock on the date of the grant. If the Company had elected to account for its stock options under the fair value method of SFAS No. 123 "Accounting for Stock Based Compensation," the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

	1999	2000	2001
Net income (in thousands):			
As reported	$ 18,535	$ 57,995	$ 61,098
Pro forma	$ 17,419	$ 56,679	$ 59,318
Net income per share – Basic			
As reported	$ 0.64	$ 1.96	$ 2.06
Pro forma	$ 0.60	$ 1.92	$ 2.00
Net income per share – Diluted			
As reported	$ 0.64	$ 1.94	$ 2.03
Pro forma	$ 0.60	$ 1.90	$ 1.97

Because options vest over several years and the Company anticipates making further grants, the effects of applying SFAS 123 on the pro forma disclosures are not likely to be representative of the effects on pro forma disclosures for future years.

Stock Repurchase Program

In 1999 the Board of Directors established the Stock Repurchase Program through which the Company had been authorized to purchase up to $9 million of the Company's Class A Common Stock. The Company completed the Stock Repurchase Program during the first quarter of 2001 and on March 2, 2001 the Board of Directors authorized the repurchase of an additional $3 million of its Class A Common Stock. On September 17, 2001 the Board of Directors raised the amount authorized to repurchase shares to $10 million. Under the program the Company has repurchased 572,900 shares at an average price of $19.35 per share and an aggregate cost of $11.1 million through December 31, 2001.

Shelf Registration

On December 28, 2001, the Company filed a "shelf" registration statement registering $400 million in aggregate amount of debt and other securities. Such securities may be issued as debt securities, trust preferred securities or Class A Common Stock (see Note O).

Exchange of Common Stock for Minority Stockholders' Interests in Subsidiary

In May, 2001 the Board of Directors, in an effort to simplify its capital structure, authorized an offer to exchange four shares of the Company's Class A Common Stock for each share of Common Stock of its majority owned subsidiary GSI it did not already own. Under the terms of the exchange offer, which ended on August 31, 2001, all shares of the Company issued will be restricted from sale for two years from the date of issuance. In connection with this offer the Company issued 400,504 shares of its common stock and increased its ownership interest in GSI from 77% to 92%. The transaction was accounted for under the purchase method of accounting. The cost in excess of net assets acquired was approximately $3.5 million.

Certain shareholders of GSI are required to sell, upon disassociation with the Company, their shares to GSI at book value (approximately $1.8 million at December 31, 2001).

G. Capital Lease

The Company leases office space from a company owned by stockholders of GGCP. The Company has recorded a capital lease asset and liability for the fair value of the leased property. Amortization of the capital lease is computed on the straight-line method over the term of the lease, which expires on April 30, 2013. The lease provides that all operating expenses relating to the property (such as property taxes, utilities and maintenance) are to be paid by the lessee, the Company.

Future minimum lease payments for this capitalized lease at December 31, 2001 are as follows:

	(In thousands)
2002	$ 720
2003	756
2004	765
2005	765
2006	765
Thereafter	4,845
Total minimum obligations	8,616
Interest	2,693
Present value of net obligations	$5,923

Lease payments under this agreement amounted to approximately $720,000 for each of the years ended December 31, 2000 and 2001, respectively. Future minimum lease payments have not been reduced by related minimum future sublease rentals of approximately $227,000, of which approximately $70,000 is due from an affiliated entity. Total minimum obligations exclude the operating expenses to be borne by the Company, which are estimated to be approximately $550,000 per year.

H. Commitments

The Company rents office space under leases which expire at various dates through January 2006. Future minimum lease commitments under these operating leases as of December 31, 2001 are as follows:

	(In thousands)
2002	$ 427
2003	293
2004	151
2005	24
2006	2
Thereafter ..	-
	$ 897

Equipment rentals and occupancy expense amounted to approximately $1,724,000, $2,156,000 and $1,656,000, respectively, for the years ended December 31, 1999, 2000 and 2001.

I. Related Party Transactions

The Company serves as the investment adviser for the Funds and earns advisory fees based on predetermined percentages of the average net assets of the Funds. In addition, Gabelli & Company has entered into distribution agreements with each of the Funds. As principal distributor, Gabelli & Company incurs certain promotional and distribution costs related to the sale of Fund shares, for which it receives a fee from the Funds or reimbursement from the Adviser. Gabelli & Company earns a majority of its commission revenue from transactions executed on behalf of clients of affiliated companies.

The Company had an aggregate investment in the Funds of approximately $101,108,000 and $341,812,000 at December 31, 2000 and 2001, respectively, of which approximately $68,828,000 and $304,200,000 is invested in a money market mutual fund at December 31, 2000 and 2001, respectively.

Prior to the Reorganization, the Company was required to pay the Chairman a management fee, which was equal to 20% of the pretax profits of each of the Company's operating divisions before consideration of this management fee. Immediately preceding the Offering and in conjunction with the Reorganization, the Company and its Chairman entered into an Employment Agreement. The Employment Agreement provides that the Company will pay the Chairman 10% of the Company's aggregate pre-tax profits while he is an executive of the Company and devoting the substantial majority of his working time to the business of the Company. The Employment Agreement further provides that the Company will pay the Chairman $50 million on January 2, 2002, which amount has been included in note payable (see Note E). The management fee was approximately $10,153,000, $11,296,000, and $11,325,000 for the years ended December 31, 1999, 2000 and 2001, respectively. The Chairman also received portfolio management compensation and account executive fees of approximately $31,645,000, $34,203,000, and $35,790,000, respectively, for the years ended December 31, 1999, 2000 and 2001, which have been included in compensation costs.

The Company had approximately $2,855,000 and $1,216,000 in various notes receivable (including accrued interest) outstanding at December 31, 2000 and 2001, respectively, from certain executive officers and employees in connection with the acquisition of ownership interests in various subsidiaries and affiliates of the Company. Interest rates on these notes range from 5% to 10%.

J. Financial Requirements

The Company is required to maintain minimum capital levels with affiliated partnerships. At December 31, 2001, the minimum capital requirements approximated $2,383,000.

As a registered broker-dealer, Gabelli & Company is subject to Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission. Gabelli & Company computes its net capital under the alternative method permitted by the Rule which requires minimum net capital of $250,000. At December 31, 2001, Gabelli & Company had net capital in excess of the minimum requirement of approximately $10,183,000.

K. Administration Fees

The Company has entered into administration agreements with other companies (the "Administrators"), whereby the Administrators provide certain services on behalf of several of the Funds. Such services do not include the investment advisory and portfolio management services provided by the Company. The fees are negotiated based on predetermined percentages of the net assets of each of the Funds.

L. Profit Sharing Plan and Incentive Savings Plan

The Company has a qualified contributory employee profit sharing plan and incentive savings plan covering substantially all employees. Company contributions to the plans are determined annually by the Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code. The Company accrued contributions of approximately $60,000, $80,000 and $60,000, to the plans for the years ended December 31, 1999, 2000 and 2001, respectively.

M. Derivative Financial Instruments

Prior to the Reorganization, the Company's trading activities included transactions in domestic equity index futures contracts. These financial instruments represent future commitments to purchase or sell an underlying index for specified amounts at specified future dates. Such contracts create off-balance sheet risk for the Company as the future satisfaction of these contracts may be for amounts in excess of the amounts recognized in the consolidated statements of financial condition.

In connection with this futures activity, the Company incurred gains of approximately $542,000, during the year ended December 31, 1999. There were no gains or losses for the years ended December 31, 2000 and 2001. Such gains and losses were reflected as part of net gain (loss) from investments in the consolidated statements of income.

N. Quarterly Financial Information (Unaudited)

Quarterly financial information for the years ended December 31, 2001 and 2000 is presented below.

	2001 Quarter				
(in thousands, except per share data)	1st	2nd	3rd	4th	Full Year
Revenues	$ 58,344	$ 57,017	$ 56,121	$ 52,932	$ 224,414
Operating income (a)	26,794	24,915	25,322	27,742	104,773
Net income	14,896	15,841	14,946	15,415	61,098
Net income per share:					
Basic	0.50	0.54	0.50	0.52	2.06
Diluted	0.50	0.53	0.49	0.51	2.03
	2000 Quarter				
Revenues	$ 57,773	$ 57,120	$ 59,164	$ 59,861	$ 233,918
Operating income (a)	25,382	24,925	24,455	25,448	100,210
Net income	13,996	14,254	14,490	15,255	57,995
Net income per share:					
Basic	0.47	0.48	0.49	0.52	1.96
Diluted	0.47	0.48	0.48	0.51	1.94

(a) Excludes management fee expense which is based on pre tax income.

O. Subsequent Events

Company Obligations under Mandatorily Convertible Securities ("FELINE PRIDES")

On February 6, 2002 the Company completed its public offering of 3.6 million FELINE PRIDES. The FELINE PRIDES initially consist of units referred to as Income PRIDES that include (i) a purchase contract under which the holder will purchase shares of the Company's Class A Common Stock on February 17, 2005 and (ii) senior notes due February 17, 2007. The notes pay interest quarterly at a rate of 6% per year, which rate is expected to be reset on or about November 17, 2004. Each purchase contract obligates its holder to purchase, on February 17, 2005, newly issued shares of the Company's Class A Common Stock. The total number of shares to be issued will be between 1.9 million and 2.3 million, subject to adjustment in certain circumstances and depends upon the applicable market value at that date. In connection with the offering the Company received $90,000,000 before underwriting and other expenses of approximately $3,100,000. For accounting purposes the net present value of the purchase contract adjustments and their related offering costs will be recorded as a reduction to additional paid in capital. Costs incurred in connection with the issuance of the senior notes will be capitalized as deferred financing costs and amortized as an adjustment to interest expense over the term of the notes.

GABELLI ASSET MANAGEMENT INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
December 31, 1999

The following unaudited pro forma consolidated financial information gives effect to assets and liabilities assumed to be distributed as part of the Reorganization and the resulting impact on allocated income and expenses; the $50 million deferred payment to the Chairman and Chief Executive Officer net of deferred tax benefit; the reduction in the management fee from 20% to 10% pursuant to the Employment Agreement; and the conversion from an "S" corporation to a "C" corporation.

The unaudited pro forma consolidated financial information does not purport to represent the results of operations or the financial position of the Company which actually would have occurred had the Reorganization and Formation Transactions been previously consummated or project the results of operations or the financial position of the Company for any future date or period. The unaudited pro forma information does not give effect to the use of proceeds received from the Offering for the period prior to the Offering.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1999

	As Reported	Pro Forma Adjustments	Pro Forma
	(in thousands except per share data)		
Revenues			
Investment advisory and incentive fees	$ 147,414		$ 147,414
Commission revenue	11,856		11,856
Distribution fees and other income	16,992		16,992
Total revenues	176,262		176,262
Expenses			
Compensation costs	71,860		71,860
Management fee	10,153	(1,096) (a)	9,057
Other operating expenses	28,917	(23) (b)	28,894
Non-recurring charge	50,725	-	50,725
Total expenses	161,655	(1,119)	160,536
Operating income	14,607	1,119	15,726
Other Income (Expense)			
Net gain from investments	14,253	(1,903) (c)	12,350
Interest and dividend income	6,850	(476) (c)	6,374
Interest expense	(3,438)	123 (c)	
		(338) (d)	(3,653)
Total other income, net	17,665	(2,594)	15,071
Income before income taxes and minority interest	32,272	(1,475)	30,797
Income taxes	10,467	2,261 (e)	12,728
Minority interest	3,270	-	3,270
Net income	$ 18,535	$ (3,736)	$ 14,799
Net income per share:			
Basic and diluted			$ 0.50
Weighted average shares outstanding:			
Basic and diluted			29,890

(a) To adjust the management fee to reflect the Employment Agreement, which provides for a reduction in the fee from 20% to 10% of pre-tax profits.

(b) To reflect the reallocation of expenses to the new parent company.

(c) To reflect the effect on income and expenses related to the distribution of assets and liabilities which occurred on February 9, 1999.

(d) To reflect interest expense on the $50 million note payable to the Chairman and Chief Executive Officer.

(e) To record additional taxes related to conversion from an "S" corporation to a "C" corporation and other pro forma adjustments.

Item 9: ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

PART III

Item 10: ***Directors and Executive Officers of the Registrant***

Information regarding the Directors and Executive Officers of the Company and compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference from the sections captioned "Election of Directors" "Information Regarding Executive Officers" and "Security Ownership of Certain Beneficial Owners and Management – Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement for its 2002 Annual Meeting of Shareholders (the "Proxy Statement").

Item 11: ***Executive Compensation***

The information set forth under the captions "Compensation of Executive Officers" and "Election of Directors – Compensation of Directors" in the Proxy Statement is incorporated herein by reference.

Item 12: ***Security Ownership of Certain Beneficial Owners and Management***

The information set forth under the caption "Certain Ownership of Gabelli's Stock" in the Proxy Statement is incorporated herein by reference.

Item 13: ***Certain Relationships and Related Transactions***

The information set forth under the caption "Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 14: *Exhibits, Financial Statement Schedules, and Reports on Form 8-K*

(a) List of documents filed as part of this Report:

(1) Consolidated Financial Statements and Independent Auditors' Report included herein:
See Index on page F-1

(2) Financial Statement Schedules:
Financial statement schedules are omitted as not required or not applicable or because the information is included in the Financial Statements or notes thereto.

(3) List of Exhibits:

Exhibit Number		Description of Exhibit
3.1	--	Restated Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 3.2 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).
3.2	--	Amended Bylaws of the Company. (Incorporated by reference to Exhibit 3.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).
4.1	--	Specimen of Class A Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on January 29, 1999).
4.2	--	Promissory Note, dated August 14, 2001, of the Company (Incorporated by reference to Exhibit 1.2 to the Company's Form 10-Q/A for the quarter ended September 30, 2001 filed with the Securities and Exchange Commission on November 16, 2001.
4.3	--	Indenture, dated as of February 6, 2002, between Gabelli Asset Management Inc. and The Bank of New York, as Trustee. (Incorporated by reference to Exhibit 4.1 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).
4.4	--	First Supplemental Indenture, dated as of February 6, 2002, between Gabelli Asset Management Inc. and The Bank of New York, as Trustee. (Incorporated by reference to Exhibit 4.2 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).
4.5	--	Form of Note (included in Exhibit 4.4). (Incorporated by reference to Exhibit 4.3 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).
4.6	--	Purchase Contract Agreement, dated as of February 6, 2002, between Gabelli Asset Management Inc. and The Bank of New York, as Purchase Contract Agent. (Incorporated by reference to Exhibit 4.4 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).
4.7	--	Form of Income PRIDES Certificate (included in Exhibit 4.6). (Incorporated by reference to Exhibit 4.5 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).
4.8	--	Form of Growth PRIDES Certificate (included in Exhibit 4.6). (Incorporated by reference to Exhibit 4.6 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).
4.9	--	Pledge Agreement, dated as of February 6, 2002, among Gabelli Asset Management Inc., JPMorgan Chase Bank, as Collateral Agent, and The Bank of New York, as Purchase Contract Agent. (Incorporated by reference to Exhibit 4.7 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).
4.10	--	Remarketing Agreement, dated as of February 6, 2002, among Gabelli Asset Management Inc., The Bank of New York, as Purchase Contract Agent, and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Remarketing Agent. (Incorporated by reference to Exhibit 4.8 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).

10.1 -- Management Services Agreement between the Company and GFI dated as of February 9, 1999. (Incorporated by reference to Exhibit 10.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

10.2 -- Tax Indemnification Agreement between the Company and GFI. (Incorporated by reference to Exhibit 10.2 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

10.3 -- Lock-Up Agreement between the Company and GFI. (Incorporated by reference to Exhibit 10.3 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

10.4 -- Gabelli Asset Management Inc. 1999 Stock Award and Incentive Plan. (Incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

10.5 -- Gabelli Asset Management Inc. 1999 Annual Performance Incentive Plan. (Incorporated by reference to Exhibit 10.5 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

10.6 -- Employment Agreement between the Company and Mario J. Gabelli. (Incorporated by reference to Exhibit 10.6 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

10.7 -- Registration Rights Agreement, dated August 14, 2001, between the Company and Cascade Investment LLC. (Incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q/A for the quarter ended September 30, 2001 filed with the Securities and Exchange Commission on November 16, 2001).

21.1 -- Subsidiaries of the Company. (Incorporated by reference to Exhibit 21.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

24.1 -- Powers of Attorney (included on page II-3 of this Report).

(b) Reports on Form 8-K:

Gabelli Asset Management Inc. filed no reports on Form 8-K during the fiscal year ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, State of New York, on March 29, 2002.

GABELLI ASSET MANAGEMENT INC.

By: /s/ Robert S. Zuccaro
Name: Robert S. Zuccaro
Title: Vice President and
Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Robert S. Zuccaro and James E. McKee and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments to this report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mario J. Gabelli Mario J. Gabelli	Chairman of the Board, Chief Executive Officer and Chief Investment Officer (Principal Executive Officer)	March 29, 2002
/s/ Robert S. Zuccaro Robert S. Zuccaro	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 29, 2002
/s/ Raymond C. Avansino Raymond C. Avansino	Director	March 29, 2002
/s/ John C. Ferrara John C. Ferrara	Director	March 29, 2002
/s/ Paul B. Guenther Paul B. Guenther	Director	March 29, 2002
/s/ Eamon M. Kelly Eamon M. Kelly	Director	March 29, 2002
/s/ Karl Otto Pöhl Karl Otto Pöhl	Director	March 29, 2002


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Gabelli Asset Management Inc.
One Corporate Center, Rye, New York 10580-1422
www.gabelli.com
1-800-GABELLI ○ info@gabelli.com